SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. - Petrobras and Subsidiaries Consolidated Financial Statements December 31, 2008, 2007 and 2006 with Report of Independent Registered Public Accounting Firm

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and subsidiaries (‘the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, Chief Executive Officer, Chief Financial Officer and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission – COSO. Based on that assessment management has concluded that as of December 31, 2008 the Company’s internal control over financial reporting is effective.

The Company’s internal control over financial reporting as of December 31, 2008 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated March 27, 2009, included herein.

José Sergio Gabrielli de Azevedo	Almir Guilherme Barbassa
Chief Executive Officer	Chief Financial Officer
March 27, 2009	March 27, 2009

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Contents

	Report of Independent Registered Public Accounting Firm	4 - 5
	Consolidated Balance Sheets	6 - 7
	Consolidated Statements of Income	8 - 9
	Consolidated Statements of Cash Flows	10 - 11
	Consolidated Statements of Changes in Shareholders’ Equity	12 - 13

	Notes to the Consolidated Financial Statements

1.	The Company and its Operations	14
2.	Summary of Significant Accounting Policies	14
3.	Income Taxes	33
4.	Cash and Cash Equivalents	39
5.	Marketable Securities	41
6.	Accounts Receivable, Net	43
7.	Inventories	45
8.	Recoverable Taxes	46
9.	Property, Plant and Equipment, Net	47
10.	Investments in Non-Consolidated Companies and Other Investments	49
11.	Petroleum and Alcohol Account - Receivable from Federal Government	63
12.	Financings	63
13.	Financial Income (Expenses), Net	83
14.	Project Financings - (Variable Interest Entities - “VIE's”)	85
15.	Capital Lease Obligations	94
16.	Employees’ Postretirement Benefits and Other Benefits	95
17.	Shareholders’ Equity	110
18.	Domestic and International Acquisitions	120
19.	Commitments and Contingencies	126
20.	Derivative Instruments, Hedging and Risk Management Activities	141
21.	Financial Instruments	154
22.	Segment Information	155
23.	Related Party Transactions	177
24.	Accounting for Suspended Exploratory Wells	179
25.	Subsequent Events	182

Supplementary Information on Oil and Gas Exploration and Production		145

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras

We have audited the accompanying consolidated balance sheets of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements, and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. – Petrobras and subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Petróleo Brasileiro S.A. - Petrobras and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in COSO.

/ s / KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil
March 27, 2009

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
Expressed in Millions of United States Dollars

	As of December 31,

	2008	2007

Assets

Current assets
Cash and cash equivalents (Note 4)	6,499	6,987
Marketable securities (Note 5)	124	267
Accounts receivable, net (Note 6)	6,613	6,538
Inventories (Note 7)	7,990	9,231
Deferred income taxes (Note 3)	500	498
Recoverable taxes (Note 8)	3,281	3,488
Advances to suppliers	626	683
Other current assets	1,125	1,448

	26,758	29,140

Property, plant and equipment, net (Note 9)	84,719	84,282

Investments in non-consolidated companies and other investments (Note 10)	3,198	5,112

Non-current assets
Accounts receivable, net (Note 6)	923	1,467
Advances to suppliers	2,471	1,658
Petroleum and alcohol account - receivable from Federal Government (Note 11)	346	450
Government securities	-	670
Marketable securities (Note 5)	1,738	2,144
Restricted deposits for legal proceedings and guarantees (Note 19 (a))	798	977
Recoverable taxes (Note 8)	3,095	2,477
Goodwill (Note 18)	118	313
Prepaid expenses	513	473
Other assets	1,018	552

	11,020	11,181

Total assets	125, 695	129,715

See the accompanying notes to the consolidated financial statements.

	As of December 31,

	2008	2007

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	7,763	7,816
Short-term debt (Note 12)	2,399	1,458
Current portion of long-term debt (Note 12)	1,531	1,273
Current portion of project financings (Note 14)	1,780	1,692
Current portion of capital lease obligations (Note 15)	251	227
Income taxes payable	332	560
Taxes payable, other than income taxes	3,273	3,950
Payroll and related charges	1,398	1,549
Dividends and interest on capital payable (Note 17 (b))	3,652	3,220
Employees’ postretirement benefits obligation – Pension and Health Care (Note 16 (a))	492	623
Other payables and accruals	1,885	2,100

	24,756	24,468

Long-term liabilities
Long-term debt (Note 12)	16,031	12,148
Project financings (Note 14)	5,015	4,586
Capital lease obligations (Note 15)	344	511
Employees’ postretirement benefits obligation - Pension and Health Care (Note 16 (a))	5,787	11,317
Deferred income taxes (Note 3)	7,080	4,802
Provision for abandonment (Note 9 (a))	2,825	3,462
Contingencies (Note 19 (a))	356	352
Other liabilities	933	558

	38,371	37,736

Minority interest	659	2,332

Shareholders’ equity
Shares authorized and issued (Note 17 (a))
Preferred share – 2008 and 2007 – 3,700,729,396 shares (*)	15,106	8,620
Common share – 2008 and 2007 -5,073,347,344 shares (*)	21,088	12,196
Capital reserve - fiscal incentive	221	877
Retained earnings
Appropriated	15,597	34,863
Unappropriated	25,889	6,618
Accumulated other comprehensive income
Cumulative translation adjustments	(15,846)	4,155
Postretirement benefit reserves adjustments net of tax (US$19 and US$1,273 for December 31, 2008
and 2007, respectively) - Pension cost and Health Care cost (Note 16 (a))	37	(2,472)
Unrealized gains on available-for-sale securities, net of tax	(144)	331
Unrecognized loss on cash flow hedge, net of tax	(39)	(9)

	61,909	65,179

Total liabilities and shareholders’ equity	125,695	129,715

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 17(a)).

See the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
December 31, 2008, 2007 and 2006
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,

	2008	2007	2006

Sales of products and services	146,529	112,425	93,893
Less:
Value-added and other taxes on sales and services	(25,046)	(20,668)	(17,906)
Contribution of Intervention in the Economic Domain Charge - CIDE	(3,226)	(4,022)	(3,640)

Net operating revenues	118,257	87,735	72,347

Cost of Sales	(72,865)	(49,789)	(40,184)
Depreciation, depletion and amortization	(5,928)	(5,544)	(3,673)
Exploration, including exploratory dry holes	(1,775)	(1,423)	(934)
Impairment (Note 9 (b) and Note 18(a))	(519)	(271)	(21)
Selling, general and administrative expenses	(7,429)	(6,250)	(4,824)
Research and development expenses	(941)	(881)	(730)
Employee benefit expense for non-active participants	(841)	(990)	(1,017)
Other operating expenses	(2,665)	(2,136)	(1,120)

Total costs and expenses	(92,963)	(67,284)	(52,503)

Operating income	25,294	20,451	19,844

Equity in results of non-consolidated companies (Note 10)	(21)	235	28
Financial income (Note 13)	1,641	1,427	1,165
Financial expenses (Note 13)	(848)	(554)	(1,340)
Monetary and exchange variation (Note 13)	1,584	(1,455)	75
Other taxes	(433)	(662)	(594)
Other expenses, net	(225)	(143)	(17)

	1,698	(1,152)	(683)

Income before income taxes and minority interest	26,992	19,299	19,161

See the accompanying notes to the consolidated financial statements.

	Year ended December 31,

	2008	2007	2006

Income tax expense (Note 3)
Current	(6,904)	(4,826)	(5,011)
Deferred	(2,355)	(1,062)	(680)

	(9,259)	(5,888)	(5,691)

Minority interest in results of consolidated subsidiaries	1,146	(273)	(644)

Net income for the year	18,879	13,138	12,826

Net income applicable to each class of shares
Common	10,916	7,597	7,417
Preferred	7,963	5,541	5,409

Net income for the year	18,879	13,138	12,826

Basic and diluted earnings per share (Note 17 (c))
Common and preferred
Before effect of extraordinary item	2.15	1.50(*)	1.46(*)
After effect of extraordinary item	2.15	1.50(*)	1.46(*)

Basic and diluted earnings per ADS
Before effect of extraordinary item	4.30	3.00(*)	2.92 (*)
After effect of extraordinary item	4.30	3.00(*)	2.92 (*)

Weighted average number of shares outstanding
Common	5,073,347,344	5,073,347,344(*)	5,073,347,344(*)
Preferred	3,700,729,396	3,700,729,396(*)	3,699,806,288(*)

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 17(a)).

See the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2008, 2007 and 2006
Expressed in Millions of United States Dollars

	Year ended December 31,

	2008	2007	2006

Cash flows from operating activities
Net income for the period	18,879	13,138	12,826

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	5,928	5,544	3,673
Dry hole costs	808	549	493
Equity in the results of non-consolidated companies	21	(235)	(28)
Foreign exchange (gain)/loss	2,211	641	465
Financial income on gás hedge operations	-	-	434
Impairment	519	271	21
Minority interest in income of subsidiaries	(1,146)	273	644
Deferred income taxes	2,355	1,062	680
Other	617	394	257

Working capital adjustments
Decrease (increase) in accounts receivable, net	(1,098)	(245)	386
Decrease (increase) in inventories	(568)	(1,619)	(533)
Increase in trade accounts payable	2,246	1,709	1,385
Increase in taxes payable	(207)	460	(323)
Advances to suppliers	(1,684)	787	(552)
Recoverable taxes	(1,431)	(1,132)	(552)
Increase (decrease) in other working capital adjustments	770	1,067	1,801

Net cash provided by operating activities	28,220	22,664	21,077

Cash flows from investing activities
Additions to property, plant and equipment	(29,874)	(20,978)	(14,643)
Acquisition of Suzano and Ipiranga	-	(1,551)	-
Marketable securities and other investments activities	408	(1,497)	(38)

Net cash used in investing activities	(29,466)	(24,026)	(14,681)

Cash flows from financing activities
Short-term debt, net issuances and repayments	380	(6)	228
Proceeds from issuance and draw-down of long-term debt	9,570	2,980	2,251
Principal payments of long-term debt	(4,655)	(3,561)	(2,555)
Repurshased securities	-	-	(1,046)
Proceeds of project financings	5,479	1,568	1,524
Payments of project financings	(3,124)	(2,599)	(1,209)
Payment of capital lease obligations	(125)	(367)	(334)
Dividends paid to shareholders and minority interest	(4,747)	(4,003)	(3,213)

Net cash used in financing activities	2,778	(5,988)	(4,354)

Increase (Decrease) in cash and cash equivalents	1,532	(7,350)	2,042
Effect of exchange rate changes on cash and cash equivalents	(2,020)	1,649	775
Cash and cash equivalents at beginning of period	6,987	12,688	9,871

Cash and cash equivalents at end of period	6,499	6,987	12,688

See the accompanying notes to the consolidated financial statements.

	Year ended December 31,

	2008	2007	2006

Supplemental cash flow information:
Cash paid during the period for
Interest, net of amount capitalized	1,515	1,684	877
Income taxes	5,496	5,146	4,686
Withholding income tax on financial investments	198	65	26

Non-cash investment and financing transactions during the year
Recognition of asset retirement obligation – SFAS 143	687	1,836	632

See the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
December 31, 2008, 2007 and 2006
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,

	2008	2007	2006

Preferred shares
Balance at January 1,	8,620	7,718	4,772
Capital increase from undistributed earnings reserve (Note 17(a))	6,235	902	2,939
Capital increase from issue of preferred shares	-	-	7
Capital increase from capital reserve (Note 17 (a))	251	-	-

Balance at December 31,	15,106	8,620	7,718

Common shares
Balance at January 1,	12,196	10,959	6,929
Capital increase from undistributed earnings reserve (Note 17 (a))	8,547	1,237	4,030
Capital increase from capital reserve (Note 17 (a))	345	-	-

Balance at December 31,	21,088	12,196	10,959

Capital reserve - fiscal incentive
Balance at January 1,	877	174	159
Capital increase	(596)	-	-
Transfer from unappropriated retained earnings	(60)	703	15

Balance at December 31,	221	877	174

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at January 1,	4,155	(6,202)	(9,432)
Change in the year	(20,001)	10,357	3,230

Balance at December 31,	(15,846)	4,155	(6,202)

Postretirement benefit reserves adjustments net of tax - Pension cost and
Health Care cost
Balance at January 1,	(2,472)	(3,039)	(1,930)
Accounting change - SFAS 158	-	-	(1,118)
Other decreases (increases)	3,801	860	(38)
Tax effect on above	(1,292)	(293)	47

Balance at December 31,	37	(2,472)	(3,039)

Unrecognized gains (losses) on available-for-sale securities, net of tax
Balance at January 1,	331	446	356
Unrealized gains (losses)	(490)	(174)	137
Realized gains	(229)	-	-
Tax effect on above	244	59	(47)

Balance at December 31,	(144)	331	446

See the accompanying notes to the consolidated financial statements.

	Year ended December 31,

	2008	2007	2006

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1	(9)	(2)	-
Unrealized losses	-	-	(3)
Tax effect on above	-	-	1
Change in the year	(30)	(7)	-

Balance at December 31,	(39)	(9)	(2)

Appropriated retained earnings
Legal reserve
Balance at January 1,	4,297	3,045	2,225
Transfer from unappropriated retained earnings, net of gain or loss on translation	(1,040)	1,252	820

Balance at December 31,	3,257	4,297	3,045

Undistributed earnings reserve
Balance at January 1,	30,280	20,074	17,439
Capital increase	(14,782)	(1,647)	(6,969)
Transfer from unappropriated retained earnings, net of gain or loss on translation	(3,375)	11,853	9,604

Balance at December 31,	12,123	30,280	20,074

Statutory reserve
Balance at January 1,	286	585	431
Capital increase	-	(492)	-
Transfer from unappropriated retained earnings, net of gain or loss on translation	(69)	193	154

Balance at December 31,	217	286	585

Total appropriated retained earnings	15,597	34,863	23,704

Unappropriated retained earnings
Balance at January 1,	6,618	10,541	11,968
Net income for the year	18,879	13,138	12,826
Dividends and interest on shareholders’ equity (per share: 2008 – US$0.47 to common and preferred shares; 2007 - US$0.35(*) to common and preferred share; 2006 - US$0.42 (*) to
common and preferred shares	(4,152)	(3,060)	(3,660)
Appropriation to reserves	4,544	(14,001)	(10,593)

Balance at December 31,	25,889	6,618	10,541

Total shareholders’ equity	61,908	65,179	44,299

Comprehensive income (loss) is comprised as follows:
Net income for the year	18,879	13,138	12,826
Cumulative translation adjustments	(20,001)	10,357	3,230
Postretirements benefit reserves adjustments net of tax - Pension cost and Health Care cost	2,509	567	(25)
Unrealized gains (losses) on available-for-sale securities	(475)	(115)	90
Unrecognized loss on cash flow hedge	(30)	(9)	(2)

Total comprehensive income	882	23,938	16,119

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 17(a)).

See the accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)

1. The Company and its Operations

Petróleo Brasileiro S.A. - Petrobras is Brazil’s national oil company and, directly or through its subsidiaries (collectively, “Petrobras” or the “Company”), is engaged in the exploration, exploitation and production of oil from reservoir wells, shale and other rocks, and in the refining, processing, trade and transport of oil and oil products, natural gas and other fluid hydrocarbons, in addition to other energy related activities. Additionally, Petrobras may promote the research, development, production, transport, distribution and marketing of all sectors of energy, as well as other related or similar activities.

2. Summary of Significant Accounting Policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Estimates adopted by management include: oil and gas reserves, pension and health care liabilities, depreciation, depletion and amortization, abandonment costs, contingencies and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company’s net income.

(a) Basis of financial statements preparation

The accompanying consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from Brazilian accounting practice as applied by Petrobras in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities and Exchange Commission (CVM).

2. Summary of Significant Accounting Policies (Continued)

(a) Basis of financial statements preparation (Continued)

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance with Statement of Financial Accounting Standards SFAS No. 52 - Foreign Currency Translation (“SFAS 52”) as applicable to entities operating in non-hyperinflationary economies. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the statements of income. While Petrobras has selected the U.S. Dollar as its reporting currency, the functional currency of Petrobras and all Brazilian subsidiaries is the Brazilian Real. The functional currency of Petrobras International Finance Company – PifCo and some subsidiaries and certain of the special purpose companies that operate in the international economic environment is the U.S. dollar, and the functional currency of Petrobras Energía Participaciones S.A. - PEPSA is the Argentine Peso.

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$2.337 and R$ R$1.771 to US$1.00 at December 31, 2008 and 2007, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation loss in the amount of US$20,001 in 2008 (net translation gain in 2007 - US$10,357 and in 2006 - US$3,230) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.

(b) Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (a) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46(R).

2. Summary of Significant Accounting Policies (Continued)

(b) Basis of consolidation (Continued)

The following majority-owned subsidiaries and variable interest entities are consolidated:

Subsidiary companies	Activity

Petrobras Química S.A. - Petroquisa and subsidiaries	Petrochemical
Petrobras Distribuidora S.A. - BR and subsidiaries	Distribution
Braspetro Oil Services Company - Brasoil and subsidiaries	International operations
Braspetro Oil Company - BOC and subsidiaries	International operations
Petrobras International Braspetro B.V. - PIBBV and subsidiaries	International operations
Petrobras Gás S.A. - Gaspetro and subsidiaries	Gas transportation
Petrobras International Finance Company - PifCo and subsidiaries	Financing
Petrobras Transporte S.A. - Transpetro and subsidiaries	Transportation
Downstream Participações Ltda. and subsidiaries	Refining and distribution
Petrobras Netherlands BV - PNBV and subsidiaries	Exploration and Production
Petrobras Comercializadora de Energia Ltda. - PBEN	Energy
Petrobras Negócios Eletrônicos S.A. - E-Petro and subsidiaries	Corporate
5283 Participações Ltda.	Corporate
Fundo de Investimento Imobiliário RB Logística - FII	Corporate
FAFEN Energia S.A.	Energy
Baixada Santista Energia Ltda.	Energy
Sociedade Fluminense de Energia Ltda. - SFE	Energy
Termoaçu S.A.	Energy
Termobahia S.A.	Energy
Termoceará Ltda.	Energy
Termorio S.A.	Energy
Termomacaé Ltda.	Energy
Termomacaé Comercialização de Energia Ltda.	Energy
Ibiritermo S.A.	Energy
Usina Termelétrica de Juiz de Fora S.A.	Energy
Petrobras Biocombustível S.A.	Energy
Refinaria Abreu e Lima S.A.	Refining
Alvo Distribuidora de Combustíveis Ltda.	Distribution
Ipiranga Asfalto S.A.	Petrochemical
Córdoba Financial Services GmbH	Corporate

Special purpose entities consolidated according to FIN 46(R)	Activity

Albacora Japão Petróleo Ltda.	Exploration and Production
Barracuda & Caratinga Leasing Company B.V.	Exploration and Production
Companhia Petrolífera Marlim	Exploration and Production
NovaMarlim Petróleo S.A.	Exploration and Production
Cayman Cabiunas Investments Co.	Exploration and Production
Cia. de Desenvolvimento e Modernização de Plantas Industriais -
CDMPI	Refining
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	Exploration and Production
PDET Offshore S.A.	Exploration and Production
Companhia de Recuperação Secundária S.A.	Exploration and Production
Nova Transportadora do Nordeste S.A.	Transportation
Nova Transportadora do Sudeste S.A.	Transportation
Gasene Participações Ltda.	Transportation
Manaus Geração Termelétrica Participações Ltda.	Energy
Blade Securities Limited.	Corporate
Codajás Coari Participações Ltda.	Transportation
Charter Development LLC- CDC	Exploration and Production
Companhia Mexilhão do Brasil	Exploration and Production
Fundo de Investimento em Direitos Creditórios não-padronizados
do Sistema Petrobras (1)	Corporate

(1) At December 31, 2008, the Company had amounts invested in the Petrobras Group’s NonStandardized Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios não-padronizados do Sistema Petrobras - “FIDC-NP”). This investment fund is predominantly intended for acquiring credit rights, performed and/or non-performed, in the Petrobras System companies, and aims to optimize the Company’s cash management.

(c) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

(d) Marketable securities

Marketable securities have been classified by the Company as available-for-sale, held-to-maturity or trading based upon intended strategies with respect to such securities.

Trading securities are marked-to-market through current period earnings, available-for-sale securities are marked-to-market through other comprehensive income, and held-to-maturity securities are recorded at amortized cost.

There were no material transfers between categories.

(e) Inventories

Inventories are stated as follows:

• Raw material comprises mainly the stocks of petroleum, which are stated at the average value of the importing and production costs, adjusted, when applicable, to their realization value;

• Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value;

• Materials and supplies are stated at average purchase cost, not exceeding replacement value and imports in transit are stated at identified cost.

(f) Investments in non-consolidated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 50% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee without controlling it. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee’s dividends.

(g) Property, plant and equipment

• Costs incurred in oil and gas producing activities

The costs incurred in connection with the exploration, development and production of oil and gas are recorded in accordance with the “successful efforts” method. This method requires that costs the Company incurs in connection with the drilling of developmental wells and facilities in proved reserve production areas and successful exploratory wells be capitalized. In addition, costs the Company incurs in connection with geological and geophysical activities are charged to the statements of income in the year incurred, and the costs relating to exploratory dry wells on unproved reserve properties are charged to the statements of income when determined as dry or uneconomical.

• Capitalized costs

The capitalized costs are depreciated based on the unit-of-production method using proved developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers in accordance with SEC standards and are reviewed annually, or more frequently when there are indications of significant changes.

• Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

• Exploratory costs

Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production begins are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs related to areas where commercial quantities have been found are capitalized, and exploratory costs where additional work is underway or planned continue to be capitalized pending final evaluation. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred. Exploratory dry holes are expensed.

• Development costs

Costs of development wells including wells, platforms, well equipment and attendant production facilities are capitalized.

• Production costs

Costs incurred with producing wells are recorded as inventories and are expensed when the products are sold.

• Abandonment costs

The Company makes its annual reviews and revision of its estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes in estimated asset retirement obligation are principally related to the commercial declaration of new fields, certain changes in cost estimates, and revisions to abandonment information provided for non-operated joint ventures.

• Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves. Production platform under capital lease which is not tied to the respective wells, are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties is recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves produced. The straight-line method is used for assets with a useful life shorted than the life of the field.

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building and improvements	25-40 years
Equipment and other assets	3-30 years
Platforms	15-25 years
Pipelines	30 years

• Impairment

In accordance with SFAS No. 144 - Impairment of Long-Lived Assets (“SFAS 144”), management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas producing activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flows model, if the sum of the expected undiscounted future cash flows is less than the book value.

• Maintenance and repairs

The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

• Capitalized interest

Interest is capitalized in accordance with SFAS No. 34 - Capitalization of Interest Cost (“SFAS 34”). Interest is capitalized on specific projects when a construction process involves considerable time and involves major capital expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives or unit-of-production method of the related assets. Interest is capitalized at the Company’s weighted average cost of borrowings.

(h) Revenues, costs and expenses

Revenue from sales of crude oil and oil products, petrochemical products, natural gas and other related products is recognized when title passes to the customer, because at that time the amount can be reasonably measured, collectibility is reasonably assured, persuasive evidence of an arrangement exists, the seller's price to the buyer is fixed or determinable and the significant risks and rewards of ownership have been transferred. Title is transferred to the customer when delivery occurs pursuant to the terms of the sales contracts. Revenues from the production of natural gas properties in which Petrobras has an interest with other producers are recognized based on the actual volumes sold during the period. Subsequent adjustments to revenues based on production sharing agreements or volumetric delivery differences are not significant. Costs and expenses are accounted for on an accrual basis.

(i) Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 - Accounting for Income Taxes (“SFAS 109”), which requires an asset and liability approach to recording current and deferred taxes. The effects of differences between the tax bases of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income taxes.

The Company records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a “more likely than not” criterion.

The Company adopted FASB Interpretation 48, “Accounting for Uncertainties in Income Tax” an Interpretation of Statement of Financial Accounting Standard Nº 109 (FIN-48) on January 1, 2007 and the Company recognizes the effect of an income tax position only if that position is more likely that not of being sustained upon examination, based on technical merits of the position. A recognized income tax position is measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.The Company records interests and penalties related to unrecognized tax benefits in “Other expenses”.

(j) Employees’ postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted for by the Company in accordance with SFAS No. 87 - Employers’ Accounting for Pensions (“SFAS 87”) and SFAS 158 - “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). Disclosures related to the plan are in accordance with FASB Statement No. 132-R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132-R”).

In addition, the Company provides certain health care benefits for retired employees and their dependents. The cost of such benefits is recognized in accordance with SFAS No. 106 - Postretirement Benefits Other Than Pensions (“SFAS 106”) and “SFAS 158”.

The Company also contributes to the Brazilian pension and government sponsored pensions of international subsidiaries, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts payable under this plan will be significant.

(k) Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares as if all of the net income for each year had been distributed in accordance with a predetermined formula described in Note 17(c).

(l) Accounting for derivatives and hedging activities

The Company applies SFAS No. 133 - Accounting for Derivative Instruments and Hedging Activities, together with its amendments and interpretations, referred to collectively herein as “SFAS 133”. SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met; and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or “Accumulated other comprehensive income”, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

The Company uses derivative financial instruments, not designated as hedge accounting, to mitigate the risk of unfavorable price movements for crude oil purchases. These instruments are marked-to-market with the associated gains or losses recognized as “Financial income” or “Financial expenses”.

The Company may also use no-hedging derivatives to mitigate the risk of unfavorable exchange-rate movements on its foreign currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as “Financial income” or “Financial expenses”.

The Company may also use hedging derivatives to protect exchange of interest rates in different currencies. These hedging derivatives used as well as the risk being hedged are accounted for a cash flow model. Under this model, the gains and losses associated with the derivative instruments are deferred and recorded in “Accumulated other comprehensive income” until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in the statements of income.

(m)Recently issued accounting pronouncements

• FASB Statement No. 141 (revised 2007), Business Combinations (“SFAS 141-R”)

In December 2007, the FASB issued SFAS 141-R, which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosures requirements. The impact on the application of SFAS 141-R in the consolidated financial statements will depend on the business combinations arising during 2009 and thereafter.

• FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”)

In December 2007, the FASB issued SFAS 160, which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Certain changes in a parent’s ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company’s disclosure of income statement and balance sheet will be changed by the application of SFAS 160, due to the reclassification of minority interest.

• EITF No. 08-6, Equity Method Investment Accounting Considerations (“EITF No. 08-6”)

In November 2008, the FASB reached a consensus on Emerging Issues Task Force Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which was issued to clarify how the application of equity method accounting will be affected by SFAS No. 141(R) and SFAS 160. EITF 08-6, among other requirements, determines that an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor resulting from an investee's share issuance shall be recognized in earnings. This issue is effective January 1, 2009, and will be applied prospectively.

• FASB Staff Position (FSP) No. 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (“(FSP) No. 132(R)-1”)

In December 2008, the FASB issued (FSP) No. 132(R)-1, which amends SFAS 132(R) to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP requires disclosures about: (a) Investment Policies and Strategies; (b) Categories of Plan Assets; (c) Fair Value Measurements of Plan Assets and (d) Significant Concentrations of Risk. This FSP is effective for annual statements beginning with 2009; the Company’s consolidated financial statements will be impacted only by additional disclosures.

(n) Recently adopted accounting pronouncements

• FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)

Effective January 1, 2008, the Company adopted the SFAS 157, which was amended in February 2008 by FASB Staff Position (FSP) SFAS No. 157-1, Application of SFAS 157 to SFAS 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions, and by FSP SFAS 157-2, Effective Date of SFAS 157, which delayed the company’s application of SFAS 157 for nonrecurring nonfinancial assets and liabilities until January 1, 2009. SFAS 157 was further amended in October 2008 by FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS 157 to assets participating in inactive markets.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements, however does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards.

The implementation of SFAS 157 did not have material impact on the Company’s consolidated financial statements other than additional disclosures that have been incorporated into Note 21 of these financial statements.

• FASB Statement Nº 159, The Fair Value Option for Financial Assets and ‘Financial Liabilities (“SFAS 159”)

In February 2007, the FASB issued SFAS 159, which permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items in earnings at each subsequent reporting period. The Company adopted this Statement effective January 1, 2008, but did not make a fair value election at that time or during the remainder of 2008 for any financial instruments not already carried at fair value in accordance with other accounting standards. Accordingly, the adoption of SFAS 159 did not impact the Company’s consolidated financial statements.

• FASB FSP SFAS 140-4 and FIN 46(R)-8, Disclosures about Transfers of Financial Assets and Interest in Variable Interest Entities (“SFAS 140-4 and FIN46(R)-8”)

In December 2008, the FASB issued FSP SFAS 140-4 and FIN 46(R)-8, “Disclosures about Transfers of Financial Assets and Interest in Variable Interest Entities.” This FSP requires additional disclosures about an entity’s involvement with a variable interest entity (“VIE”) and certain transfers of financial assets to special-purpose entities and VIEs. This FSP requires the methodology for determining whether the Company is the primary beneficiary of a VIE, whether it has provided financial or other support the Company is not contractually required to provide, and other qualitative and quantitative information. The Company did not have any transfers of financial assets within the scope of this FSP. This FSP was effective December 31, 2008, and the additional disclosures related to VIEs have been incorporated into Note 14.

• FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB No. 133 (“SFAS 161”)

In March 2008, the FASB issued SFAS 161, that expands disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and related interpretations. This statement requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for interim and annual financial statements beginning with the first quarter of 2009. The Company early adopted SFAS 161, and its implementation did not have material impact on the Company’s consolidated financial statements other than additional disclosures that have been incorporated into Note 20.

3. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively for the years ended December 31, 2008, 2007 and 2006.

The Company’s taxable income is substantially generated in Brazil and therefore subject to the Brazilian statutory tax rate.

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income tax expense recorded in these consolidated statements of income.

	Year ended December 31,

	2008	2007	2006

Income before income taxes and minority interest:

Brazil	27,597	19,536	18,590
International	(605)	(237)	571

	26,992	19,299	19,161

Tax expense at statutory rate- (34%)	(9,177)	(6,562)	(6,515)
Adjustments to derive effective tax rate:
Non-deductible postretirement and health-benefits	(254)	(315)	(277)

Change in valuation allowance	(1,004)	(575)	74
Foreign income subject to different tax rates	25	(199)	(147)
Tax incentive (1)	219	712	138
Tax benefit on interest on shareholders’ equity (see Note
17 (b))	995	998	994
Goodwill Impairment (see Note 18 (a))	(76)	-	-
Other	13	53	42

Income tax expense per consolidated statement of
income	(9,259)	(5,888)	(5,691)

(1) On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015. During the year ended December 31, 2008, Petrobras recognized a tax benefit in the amount of US$219 (US$712 on December 31, 2007) primarily related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities and these have been accounted for under the flow through method.

The following table shows a breakdown between domestic and international income tax benefit (expense) attributable to income from continuing operations:

	Year ended December 31,

	2008	2007	2006

Brazil:
Current	(6,583)	(4,473)	(4,758)
Deferred	(2,463)	(991)	(679)

	(9,046)	(5,464)	(5,437)

International:
Current	(321)	(353)	(253)
Deferred	108	(71)	(1)

	(213)	(424)	(254)

Income tax expense	(9,259)	(5,888)	(5,691)

All the deferred tax assets and liabilities recorded are principally related to Brazil and there are no significant deferred tax assets and liabilities from international locations. There is no netting of deferred taxes between jurisdictions.

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31,

	2008	2007

Current assets	505	498
Valuation allowance	(5)	-
Current liabilities	(8)	(7)

Net current deferred tax assets	492	491

Non-current assets
Employees’ postretirement benefits, net of Accumulated
postretirements benefit reserves adjustments	116	2,065
Tax loss carryforwards	1,944	628
Other temporary differences	742	601
Valuation allowance	(1,609)	(667)

	1,193	2,627

Non-current liabilities
Capitalized exploration and development costs	(5,251)	(5,810)
Property, plant and equipment	(1,197)	(1,494)
Exchange variation	(1,226)	-
Other temporary differences, not significant individually	(476)	(110)

	(8,150)	(7,414)

Net non-current deferred tax liabilities	(6,957)	(4,787)

Non-current deferred tax assets	123	15

Non-current deferred tax liabilities	(7,080)	(4,802)

Net deferred tax liability	(6,465)	(4,296)

The Company has domestic accumulated tax loss carryforwards amounting to US$1,440 as of December 31, 2008, which are available to offset future taxable income, limited to 30% of taxable income in any individual year. These tax loss carryforwards can be carried forward indefinitely in Brazil. Management believes that it is more likely than not that it will realize these tax benefits within ten years at the maximum.

The Company has foreign accumulated tax loss carryforwards amounting to US$4,427 as of December 31, 2008. Tax loss carryfowards exists in many international jurisdictions. Whereas some of this tax loss carryfowards do not have expiration date, others expire at various times from 2009 to 2028.

Valuation allowance have been established for certain credit loss carryfowards that reduce deferred tax to an amount that will, more likely than not, be realized. Annually management evaluates the realizability of its deferred tax assets taking into consideration, among other elements, the level of historical taxable income, the projected future taxable income, tax-planning strategies, expiration dates of the tax loss carryforwards, and scheduled reversal of the existing temporary differences. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. The following presents the net change in the valuation allowance for the years ended December 31, 2008, 2007 and 2006:

	Year ended
	December 31,

	2008	2007	2006

Balance at January 1,	(667)	(453)	(524)
Additions	(1,071)	(587)	(27)
Reductions allocated to income tax expense	67	12	101
Reductions allocated to goodwill	-	168	-
Reductions due to expiration	-	209	-
Cumulative translation adjustments	57	(16)	(3)

Balance at December 31,	(1,614)	(667)	(453)

Current valuation allowance	(5)	-	-
Long term valuation allowance	(1,609)	(667)	(453)

Valuation allowance additions of US$1,071 in 2008 and US$587 in 2007, primarily relates to tax loss carryforwards from foreign operations and domestic thermoelectric power plants for which no tax benefit is expected to be realized.

The reduction in valuation allowance in 2007 was primarily related to PEPSA, of which a tax benefit of US$168 was allocated to reduce goodwill for the deferred asset that was not previously recognized at the acquisition date. The majority of the remaining amount was related to the reduction in both gross deferred tax asset and related valuation allowance due to the expiration of the unutilized tax loss carryforwards in PEPSA. Subsequent recognition of tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2008, will be recorded in the consolidated statement of income.

The Company has not recognized a deferred tax liability of approximately US$199 for the undistributed earnings of its foreign operations that arose in 2008 and prior years as the Company considers these earnings to be indefinitely reinvested (US$117 in 2007). A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest the undistributed earnings. As of December 31, 2008, the undistributed earnings of these subsidiaries were approximately US$1,329 (US$779 as of December 31, 2007).

The Company has no unrecognized tax benefits relating to uncertain tax positions and accrued penalties and interest as of January 1, 2007 and 2008 and for the years ended December 31, 2007 and 2008. In addition, the Company does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The Company and its subsidiaries file tax returns in Brazilian jurisdiction and in many foreign jurisdictions. The Brazilian and Argentinean income tax returns remain subject to examination by the respective tax authorities for the years beginning in 2002.

4. Cash and Cash Equivalents

	As of December 31,

	2008	2007

Cash	1,075	1,241
Investments - Brazilian reais (1)	2,813	2,279
Investments - U.S. dollars (2)	2,611	3,467

	6,499	6,987

(1) Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2) Comprised primarily by Time Deposit and securities with fixed income.

5. Marketable Securities

	As of December 31,

	2008	2007

Available-for-sale	1,608	2,036
Trading	57	127
Held-to-maturity	197	248

	1,862	2,411

Less: Current portion of marketable securities	(124)	(267)

Long-term portion of marketable securities	1,738	2,144

Marketable securities are comprised primarily of amounts that the Company has invested in an exclusive fund, excluding the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available-for-sale under SFAS 115 based on management’s intent. Trading securities are principally Brazilian bonds, which are bought and sold frequently with the objective of making short-term-profits on market price changes. Available-for-sale securities are principally, CLN (Credit Liquid Note) agreements and certain other bonds for which the Company does not have current expectations to trade actively. Trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements. Available-for- sale securities are presented as “Non-current assets”, as they are not expected to be sold or liquidated within the next twelve months.

As of December 31, 2008, Petrobras had a balance of US$1,608 (US$1,907 in 2007) linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with SFAS 115. On October 23, 2008, the B Series National Treasury Notes were used as a guarantee after the confirmation of the agreements entered into with Petros, Petrobras’ pension plan (see Note 16 (b)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The maturity of these notes are 2024 and 2035 and they bear interest coupon of 6% p.a., which is paid semi-annually. At December 31, 2008, the balances of the National Treasury Notes - Series B (NTN-B) are updated in accordance with their market value, based on the average price disclosed by the National Association of Open Market Institutions (ANDIMA).

6. Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,

	2008	2007

Trade	8,727	9,295
Less: Allowance for uncollectible
accounts	(1,191)	(1,290)

	7,536	8,005
Less: Long-term accounts receivable, net	(923)	(1,467)

Current accounts receivable, net	6,613	6,538

	As of December 31,

	2008	2007	2006

Allowance for uncollectible accounts
Balance at January 1,	(1,290)	(1,120)	(1,063)
Additions	(84)	(215)	(78)
Write-offs	16	160	60
Cumulative translation
adjustments	167	(115)	(39)

Balance at December 31,	(1,191)	(1,290)	(1,120)

Allowance on short-term receivables	(638)	(746)	(584)

Allowance on long-term receivables	(553)	(544)	(536)

At December 31, 2008 and 2007, long-term receivables include US$624 and US$616, respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary Brasoil for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to Brasoil.

The Company’s management has determined that these payments can be reimbursed, since they represent Brasoil’s rights with respect to the contractors, for which reason judicial action was filed with international courts to seek reimbursement. However, as a result of the uncertainties related to the realization of such receivables, the Company recorded an allowance for all credits not backed by collateral. Such allowance amounted to US$553 and US$544 as of December 31, 2008 and 2007, respectively.

7. Inventories

	As of December 31,

	2008	2007

Products:
Oil products	2,770	2,493
Fuel alcohol	256	181

	3,026	2,674

Raw materials, mainly crude oil	3,301	4,818
Materials and supplies	1,578	1,681
Others	134	110

	8,039	9,283

Current inventories	7,990	9,231

Long-term inventories	49	52

Inventories are stated at the lower of cost or market. Due to the recently declines in the oil international market prices, the Company recognized a loss of US$545 for the year ended December 31, 2008, which was classified as other operating expenses in the consolidated statement of income. The Company adopted the realizable value for inventory impairment purposes.

8. Recoverable Taxes

Recoverable taxes consisted of the following:

	As of December 31,

	2008	2007

Local:
Domestic value-added tax (ICMS) (1)	1,924	2,173
PASEP/COFINS (2)	2,622	2,772
Income tax and social contribution	1,176	527
Foreign value-added tax (IVA)	113	243
Other recoverable taxes	541	250

	6,376	5,965

Less: Long-term recoverable taxes	(3,095)	(2,477)

Current recoverable taxes	3,281	3,488

(1) Domestic value-added sales tax is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2) Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The income tax and social contribution recoverable will be offset against future income tax payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

9. Property, Plant and Equipment, Net

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,

	2008			2007

	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Buildings and improvements	4,060	(1,310)	2,750	3,492	(1,151)	2,341
Oil and gas assets	35,407	(12,682)	22,725	37,224	(14,357)	22,867
Equipment and other assets	45,742	(21,230)	24,512	44,706	(21,809)	22,897
Capital lease - platforms and vessels	2,752	(2,073)	679	2,199	(1,000)	1,199
Rights and concessions	2,439	(655)	1,784	2,655	(619)	2,036
Land	441	-	441	390	-	390
Materials	2,219	-	2,219	2,015	-	2,015
Expansion projects:
Construction and installations in progress:
Exploration and production	10,653	-	10,653	13,558	-	13,558
Supply	11,973	-	11,973	9,371	-	9,371
Gas and energy	4,908	-	4,908	6,023	-	6,023
Distribution	185	-	185	291	-	291
International	1,346	-	1,346	1,144	-	1,144
Corporate	544	-	544	150	-	150

	122,669	(37,950)	84,719	123,218	(38,936)	84,282

(a) SFAS No. 143 - Accounting for asset retirement obligations

Since January 1, 2003, Petrobras adopted SFAS No. 143 - Accounting for Asset Retirement Obligations (“SFAS 143”). Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

Measurement of asset retirement obligations is based on currently enacted laws and regulations, existing technology and site-specific costs. There are no assets legally restricted to be used in the settlement of asset retirement obligations.

A summary of the annual changes in the abandonment provision is presented as follows:

Liabilities

Balance as of December 31, 2006	1,473

Accretion expenses	147
Liabilities incurred	1,836
Liabilities settled	(29)
Revision of provision	(401)
Cumulative translation adjustment	436

Balance as of December 31, 2007	3,462

Accretion expenses	153
Liabilities incurred	687
Liabilities settled	(23)
Revision of provision	(640)
Cumulative translation adjustment	(814)

Balance as of December 31, 2008	2,825

(b) Impairment

For the years ended December 31, 2008, 2007 and 2006, the Company recorded impairment charges of US$519, US$271 and US$21, respectively. During 2008, the impairment charge was primarily related to goodwill impairment of Petrobras’ indirect subsidiary in the United States Pasadena Refining System (US$223) and to producing properties in Brazil (US$171) and principle amounts were related to Petrobras’ Guajá field. During 2007, the impairment charge was primarily related to international investments (US$226): in Ecuador (US$174), due to the tax and legal changes implemented by the government of that country, previously mentioned (see Note 9(b)); in the United States (US$39); and in Angola (US$13). During 2006, the impairment charge was primarily related to producing properties in Brazil and principle amounts were related to Petrobras’ Córrego de Pedras onshore field.

10. Investments in Non-Consolidated Companies and Other Investments

Petrobras conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and product transportation businesses.

		Investments

	Total ownership	2008	2007

Equity method	20% - 50% (1)	2,517	4,373(2)
Investments available-for-	8% - 17%
sale		109	400
Investments at cost		572	339

Total		3,198	5,112

(1) As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted as equity investments due to particularities of significant influence.

(2) As described in Notes 10(d) and 10(e) it also includes investments in Ipiranga Group in the amount of US$1,175 and in Suzano Petroquímica, in the amount of US$1,177.

At December 31, 2007, the Company had investments in companies with publicly traded shares: Braskem S.A., Petroquímica União S.A. - PQU. Those investments amounted to less than 20% of the investee’s total voting shares, were classified as available-for-sale and were recorded at market value. The Company has recorded unrealized gains for the difference between the fair value and the cost of the investment as a component of shareholders’ equity, net of tax. During 2008 those interest investments changed according to the “Braskem investment agreement” (see note 10-(d.1)), and “Investment agreement with Unipar” (see note 10-(e.1)) and the Company realized this gain with changes in the unrealized balance recorded as a component of comprehensive income.

At December 31, 2008, the Petroquímica União S.A. – PQU, Braskem S.A., and Quattor Companhia Petroquímica continued having publicly traded shares. According to “Investment agreement with Unipar”, Quattor Companhia Petroquímica had interest investment of 90.8% in Petroquímica União S.A. – PQU.

At December 31, 2008, the Company had investments interest of 31.9% and 23.8% with balance of US$550 and US$428 in Braskem S.A. and Quattor Companhia Petroquímica, respectively, that were recorded according to equity method.

The Company did not restate the prior period financials for the increase in the interest in Braskem that became equity method investments as they are immaterial.

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of these investments as of December 31, 2008 and 2007 includes US$80 and US$95 respectively, and are included as equity method investments due to the Company’s ability to exercise significant influence over such operations.

(a) Hydrocarbons Law of Bolivia

As of May 1, 2006, Supreme Decree 28,701 came into force in Bolivia, which nationalized all natural hydrocarbon resources, obliging companies currently producing gas and oil to transfer ownership of the entire hydrocarbon production to YPFB.

In addition, by means of the above mentioned decree the Bolivian government nationalized the shares required for YPFB to control, with a minimum of 50% plus one share, Petrobras Bolívia Refinación S.A. - PBR, in which Petrobras had an indirect interest of 100% (Petrobras Bolívia Inversiones e Servicios S.A. - 51% and Petrobras Energía Internacional S.A. - 49%).

On June 25, 2007, a share purchase agreement for the shares of PBR was signed, transferring all the shares to YPFB for the amount of US$112. The capital gain made by Petrobras in the sale of the shares of PBR is recorded in “Other expenses, net” in the amount of US$37, on December 31, 2007.

(b) New Hydrocarbons Law in Ecuador

On October 18, 2007 the Hydrocarbons Law was amended, increasing the State’s share in the extraordinary surpluses in the price of the oil to 99%, thus reducing the share of the oil companies to 1%. On December 28, Ecuador’s Constituent Assembly passed the Ley de Equidad Tributaria, which implements a major tax reform, including new taxes, as from January 01, 2008.

The set of changes brought about the above-mentioned amendment, altered the terms established by the parties with regard to the approval of the respective share contracts, affecting projections of development of current business operations in Ecuador and the ability to recoup the investments made. Consequently, on December 31, 2007, an impairment charge was recognized in the amount of US$174, based on the future cash flows derived from the continuous use of the assets in order to adjust the book value of the assets to their estimated recovery value.

On December 31, 2008, Petrobras Energía Ecuador, a subsidiary of Petrobras Energia S.A. (PESA), signed an agreement with the government of Ecuador for the devolution of the concession of exploratory block 31, which implied recognition of loss in the amount of US$77.

(c) Investments in Venezuela

In March, 2006, through its subsidiaries and affiliated companies in Venezuela, PESA executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP), Memoranda of Understanding (MOU) for the purpose of completing the migration of the operating partnerships to the form of mixed capital companies in accordance with legal articles. The MOU established that the interest held by the private partners in the mixed capital companies is 40%, with the Venezuelan government holding an interest of 60%.

According to the corporate and governance structure specified for the mixed capital companies, as from April 01, 2006, PESA no longer recorded the assets, liabilities and results referring to the aforesaid operations in consolidated statements, presenting them as equity method investments. Recovery of these investments is strongly tied to the volatility of oil prices, social, economic and regulatory conditions in Venezuela and, in particular, to shareholders’ interest in developing the oil reserves. Consequently a provision for loss on investments has been made in the amount of US$23 in 2008, (US$67 in 2007).

(d) Ipiranga current developments and restructuring of the Petrochemical companies with Braskem

On April 18, 2007, Ultrapar (the “Comissioner”), having Braskem S.A. and Petróleo Brasileiro S.A. - Petrobras (through a commission agreement) as intervening parties, acquired control of companies comprising Ipiranga Group for the amount of US$2,694 (R$5,486 million).

On February 27, 2008, in fulfillment of the Investment Agreement signed on March 18, 2007, Ultrapar transferred an interest of 40% of the shares comprising the share capital of Ipiranga Química S.A. to Petrobras, which disbursed US$552. The purchase price of the petrochemical assets has been allocated US$154, net of tax to property, plant and equipment, US$194 to goodwill and the remaining US$204 referred to net assets acquired.

On May 14, 2008, Ultrapar effected the transfer of the fuel and lubricants Distribution Assets located in the North, Northeast and Central-West and the asphalt Assets received by Petrobras through a special purpose company called 17 de Maio Participações S.A (“17 de Maio”).

17 de Maio is a closed-capital corporation and its relevant assets are the asphalt assets, contained within Ipiranga Asfaltos - IASA, and the distribution assets held by a limited company called Alvo Distribuidora de Combustíveis Ltda. Petrobras disbursed the amount of US$619. This amount has been allocated US$52, net of tax to property, plant and equipment, US$229 to goodwill and the remaining US$338 referred to net assets acquired.

On December 17, 2008, CADE approved, definitively, the distribution and asphalt assets of the Ipiranga Group by Petrobras, conditioned to the signing of and complete compliance with the Performance Commitment Agreement, entered into by Petrobras and Alvo, thus making the immediate, direct management of these assets possible.

Due to this successful result, Petrobras began the process of transferring the assets represented by the companies IASA and Alvo, to BR Distribuidora, in line with the initial planning for the operation which aimed at increasing the leadership of the abovementioned subsidy in the Brazilian distribution market with assured profitability, through the increase in market share.

d.1) Braskem Investment Agreement

On November 30, 2007, an investment agreement was signed between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, by which it was agreed that some petrochemical assets held by Petrobras and Petroquisa would be integrated in Braskem in exchange for a participation interest in Braskem. On May 14, 2008, an addendum to the investment agreement was made dividing the exchange transaction into two stages.

The first stage was completed on May 30, 2008, whereby Petrobras and Petroquisa transferred to Braskem the following participation interests: (i) 36.50% of the total capital of Copesul; (ii) 40% of the voting and total capital of IPQ; (iii) 40% of the voting and total capital of IQ; (iv) 40% of the voting and total capital of Petroquímica Paulínia (PPSA), therefore now holding 30% of the voting capital and 23.1% of the total capital of Braskem. The exchange transaction was based on the fair value of the participation interest exchanged.

The transaction was accounted for in accordance with FASB Statement Nº 153 - “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”, (“SFAS 153”) and FASB Statement Nº 140 -“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, (“SFAS140”) based on the fair value of the participation interest received from Braskem. As a result of the transaction a non-operating income of US$64, net of tax, was recorded.

On May 30, 2008, Petrobras, Petroquisa, Odebrecht and Norquisa, with Braskem as the intermediary, agreed the terms of the new shareholders’ agreement for Braskem shareholders.

In the second stage, Petrobras and Petroquisa will have the option of: (i) integrating into Braskem up to 100% of the voting and total capital of Petroquímica Triunfo (Triunfo), or (ii) transfer of cash to Braskem in the same amount of the fair value of the voting and total capital of Petroquímica Triunfo (Triunfo); thus increasing the joint interest of Petrobras and Petroquisa in the total capital of Braskem, as established in the Investment Agreement.

On July 9, 2008, the transaction was approved without restrictions by the CADE.

On December 22, 2008, Braskem cancelled treasury shares corresponding to 6,251,744 registered common shares (ON), 10,389,665 registered preferred class A shares (PNA) and 209,248 registered preferred class B shares (PNB), and thus Petroquisa now holds 31.0% of the voting capital and 23.8% of the total capital of Braskem.

(e) Acquisition of Suzano Petroquímica S.A.

On November 30, 2007, Petrobras acquired 76.57% of the total shares of Suzano Petroquímica S.A (“SZPQ”), by acquiring Pramoa Participações S.A. (Pramoa) and its controlled company, Dapean Participações S.A. (Dapean), including 99.9% of the total common shares, for the amount of US$1,186 (US$7.49 per common share and US$5.99 per preferred share). The purchase price has been allocated US$72, net of tax to property, plant and equipment and US$5, net of tax, to inventories and the remaining US$602 to goodwill.

Petrobras incorporated Pramoa Participações S.A. on March 24, 2008, after approval at the Extraordinary General Meeting held on that date.

On April 30, 2008, the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) approved the registration of the Public Offerings (“PO”) to purchase the shares of SZPQ, conditioned to certain adjustments which Petrobras has fulfilled.

The PO of Suzano Petroquímica was held on June 20, 2008, in which Quattor Participações S.A. acquired (i) 102,906 of the common shares (92.7% adhesion) for the price of US$8.78 per common share; and (ii) 50,147,172 preferred shares (94.6% adhesion) for the price of US$7.02 per preferred share.

On June 30, 2008, the name of Suzano Petroquímica S.A. was changed to Quattor Petroquímica S.A.

e.1) Investment Agreement with Unipar

On November 30 ,2007, the Investment Agreement between Unipar and Petrobras defined, among other matters, the creation of an integrated company into which they plan to integrate their assets for the production of thermoplastic resins, basic petrochemicals and correlated activities.

The petrochemical assets contributed by the Petrobras Companies were: (i) 99.9% of the voting capital and 76.57% of the total capital of Suzano Petroquímica S.A. (SZPQ), acquired on November 30, 2007; (ii) 17.48% of the voting capital and 17.44% of the total capital held by Petroquisa in Petroquímica União S.A. (PQU).

The assets contributed by Unipar were: (i) 33.3% of the voting and total capital of Rio Polímeros S.A. (Riopol); (ii) 54.96% of the voting capital and 51.35% of the total capital of PQU; (iii) 99.99% of the voting and total capital of Polietilenos União S.A (PU); (iv) all the assets, rights and obligations relating to the operation of Unipar Divisão Química (UDQ); and (v) the amount in cash of US$217, which corresponds to the value of the price to be paid for: (a) 16.67% interest in the total share capital held by Petroquisa in Riopol; and 15.98% of SZPQ’s interest in Riopol, for the understood and agreed price of US$0.5232 per share. On June 11, 2008, Petrobras and Unipar contributed their participation interest described above in exchange for a participation interest in the new created company “Quattor Participações S.A.”. As a result of the transaction, based on the fair value of the participation interest exchanged, Unipar became the majority shareholder with 60% of the voting and total capital of Quattor and Petrobras became the minority shareholder with the remaining participation interest of 40% of the voting and total capital of Quattor. The investment in Quattor was accounted for in accordance with SFAS 153 and SFAS 140 based on the fair value of the participations interest obtained. As a result of the transaction a non-operating income of US$3, net of tax, was recognized.

The transaction was approved without restrictions by the CADE on July 09, 2008.

On August 1, 2008, Quattor concluded the acquisition of (i) 1,670,279 common shares and 876,216 preferred shares of PQU held by Companhia Brasileira de Estireno S.A. at the price of US$9.80 per share, and (ii) 1,489,109 common shares and 1,314,256 preferred shares of PQU held by Oxiteno S.A. - Indústria e Comércio at the price of US$11.02 per common share and US$9.80 per preferred share. Accordingly, Quattor now directly and indirectly holds 86.91% of the voting capital and 82.31% of the total capital of PQU. On the same date PQU's shareholders’ agreement was cancelled.

On December 2, 2008, Quattor Participações made a public offering for the shares of PQU with the aim of cancelling the registration of the publicly held company of the invested company. In the process 6,536,039 common shares and 11,176,718 preferred shares were acquired for the total amount of US$116 and, since the conditions established by the CVM were met, the company had its registration as a publicly held company cancelled on December 16, 2008.

On December 16, 2008, Quattor Participações made a public offering for the shares of Quattor Petroquímica with the aim of discontinuing the level 2 corporate governance practices of the São Paulo stock exchange (Bovespa) in the company. In this auction 407 common shares and 1,308,386 preferred shares were acquired for the total price of US$5. On the following day, Quattor Petroquímica discontinued the level 2 corporate governance practices; however it continues to keep its registration as a publicly held company with shares traded on the São Paulo stock exchange (Bovespa).

On December 31, 2008, the shareholding breakdown of the assets controlled by Quattor Participações was: 75% of the total capital of Riopol, 99.3% of the total capital of Quattor Petroquímica, 99.2% of the total capital of PQU, 100% of the total capital of PU, and all the assets, rights and obligations related to the operating of UDQ.

11. Petroleum and Alcohol Account - Receivable from Federal Government Changes in the Petroleum and Alcohol account

The following summarizes the changes in the Petroleum and Alcohol account for the years ended December 31, 2008 and 2007:

	Year ended December 31,

	2008	2007

Opening balance	450	368
Financial income (Note 23)	7	6
Translation gain	(111)	76

Ending balance	346	450

The Petroleum and Alcohol account arose in periods previous to December 31, 2002 as a result of regulation in the fuels market. The Federal Government has certified the balance and placed a portion of the amount (US$53) in a restricted use account. In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure nº 2.181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

12. Financings (a) Short-term debt

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,

	2008	2007

Import - oil and equipment	479	5
Working capital	1,920	1,453

	2,399	1,458

The weighted average annual interest rates on outstanding short-term borrowings were 4.72% and 4.71% at December 31, 2008 and 2007, respectively.

(b) Long-term debt

• Composition

	As of December 31,

	2008	2007

Foreign currency:
Notes	5,716	4,140
Financial institutions	5,938	4,256
Sale of future receivables	549	615
Suppliers’ credits	80	1,325
Assets related to export program to be offset against
sales of future receivables	(150)	(150)

	12,133	10,186

Local currency:
National Economic and Social Development
Bank - BNDES (state-owned company, see Note 23)	831	607
Debentures:
BNDES (state-owned company, see Note 23)	186	709
Other banks	1,182	1,419
Export Credit Notes	1,655	282
Bank Credit Certificate	1,543	-
Other	32	218

	5,429	3,235

Total	17,562	13,421
Current portion of long-term debt	(1,531)	(1,273)

	16,031	12,148

• Composition of foreign currency denominated debt by currency

	As of December 31,

	2008	2007

Currencies:
United States dollars	11,388	9,439
Japanese Yen	630	598
Euro	69	85
Other	46	64

	12,133	10,186

• Maturities of the principal of long-term debt

The long-term portion at December 31, 2008 becomes due in the following years:

2010	2,388
2011	4,004
2012	1,919
2013	1,444
2014	1,326
2015 and thereafter	4,950

16,031

• Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31,

	2008	2007

Foreign currency
6% or less	7,721	4,280
Over 6% to 8%	2,175	3,285
Over 8% to 10%	2,178	2,410
Over 10% to 12%	42	125
Over 12% to 15%	17	86

	12,133	10,186

Local currency
6% or less	786	469
Over 6% to 8%	563	-
Over 8% to 10%	201	995
Over 10% to 12%	3,848	1,722
Over 12% to 15%	31	49

	5,429	3,235

	17,562	13,421

• Structured finance of exports

Petrobras and Petrobras Finance Ltd. - PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity not related to Petrobras, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from Petrobras.

As at December 31, 2008, the balance of export prepayments amounted to US$348 in non-current liabilities (US$398 as of December 31, 2007) and US$75 in current liabilities (US$68 as of December 31, 2007).

• US$899 Global Notes issue – Petrobras International Finance Company – (“PifCo”)

On October 06, 2006, PifCo issued Global Notes to the amount of US$500. The notes have an effective rate of 6.185% per annum and a ten-year term. The Global Notes were offered at 99.557% of the face value with a stated of 6.125% per annum. PifCo used the proceeds from this issuance principally to repay trade-related debt.

The subsidiary Petrobras International Finance Company - PifCo made a note exchange offer, with the transaction being settled on February 07, 2007. PifCo consequently received and accepted offers to the amount of US$399 (face value). The old securities received under the exchange were cancelled on the same date and as a result PifCo issued new securities on the transaction settlement date maturing in 2016 with a coupon of 6.125% p.a. to the amount of US$399. The securities constitute a single, fungible issuance with the US$500 issued on October 06, 2006, amounting to US$899 in securities issued with maturity in 2016. PifCo also paid investors the amount equal to US$56 as a result of the offering to exchange the securities. The transaction has been treated as an exchange for financial reporting purposes and accordingly, the US$56 are amortized to interest expense over the life term of the notes in accordance with the effective interest method. As of December 31, 2008 and 2007, the Company had an outstanding balance of net premiums on reissuance that amounted to US$13 and US$22, respectively.

• US$1,750 Global Notes issue – PifCo

On November 01, 2007 Petrobras, through its wholly-owned subsidiary Petrobras International Finance Company (PifCo) concluded its bond issue of US$1,000 in senior debt, unsecured Global Notes on the international market, due March 01, 2018, with the following characteristics: (i) coupon of 5.875% p.a; and (ii) issue price of 98.612% . Interest will be paid on March 01 and September 01 of each year, with the first payout due March 01, 2008.

On January 11, 2008, PifCo issued Senior Global Notes of US$750 that constitute a single issue fungible with the US$1,000 launched on November 1, 2007, amounting to US$1,750 in issued bonds due on March 1, 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and to reduce the cost of capital.

(c) Loans to Petrobras Netherlands BV (“PNBV”)

• On September 12, 2007 the subsidiary Petrobras Netherlands BV (PNBV) signed a loan agreement with Banco Bilbao Vizcaya Argentaria (BBVA) for the amount of US$200, with interest of 5.94% p.a. and a term of four years.

In addition, PNBV contracted a line of credit with Banco Santander Overseas Bank, Inc. - Santander for up to US$300. The term is for one year and may be extended for up to two years in the full amount, and partially, for the full term of six years. The rate of interest charged is 5.30% p.a..

• On January 02, 2008, PNBV signed an offshore loan agreement with Société Générale for the amount of US$85, with interest of 5.10% p.a. and a term of five years.

• In addition, on January 24, 2008, PNBV signed an offshore trade-related loan agreement with Banco Bilbao Vizcaya Argentaria S.A. for the amount of US$100, with interest of 3.96% p.a. and a term of four years.

• PNBV contracted a credit facility of up to US$200 from Santander Overseas Bank. Inc - SANTANDER. On June 25, 2008, the subsidiary used the funds available. The initial term of the credit facility is one year, renewable for the full amount for up to three years, with interest of 4.12% p.a.

• PNBV contracted financing from Banco BNP Paribas in the amount of US$204, including political and commercial risk insurance from SACE S.P.A. in the amount of US$4. Contractual expenses were paid in the amount of US$1. The term will be for 12 years and the contracted rate of interest was 2.60% p.a..

It also contracted financing from Export Development Canada (EDC) and Sumitomo Mitsui Banking Corporation (SMBC), Mizuho Corporate Bank Ltd. (MHCB) and the Bank of Tokyo-Mitsubishi Ufj Ltd. (BMTU), in the amount of US$500 (discounting loan expenses of US$2) and ¥75,142 million, equivalent to US$837 (the loan and insurance expenses total ¥3,730 million, equivalent to US$41), with maturities of 12 and 10 years. The contracted interest rates were 4.74% p.a. and 1.59% p.a., respectively.

The financing from BNP is earmarked for financing of corporate expenses of PNBV. The other financings are earmarked for the settling of loans from Braspetro Oil Services Company (Brasoil).

Additionally, on October 3 and December 1, 2008, PNBV renewed lines of credit with Santander Overseas Bank, Inc (SANTANDER) in the amounts of US$75 and US$200, whose term will be one year, which may be fully renewed for one more year, and partially for the final term of six years. The contracted interest rates were 3.62% p.a. and 3.11% p.a. respectively.

(d) Notes - PESA

On May 07, 2007, Petrobras Energía S.A. (PESA), a company indirectly controlled by Petrobras, issued notes amounting to US$300 with a term of 10 years and 5.875% interest p.a. Interest will be paid semiannually and the principal will be paid in a single installment at maturity. The issuance was made both in the Argentinean and in the International market.

(e) Platform P-56 construction project

On October 30, 2007, Petrobras signed an agreement with FSTP Consortium (Keppel Fels and Technip) for the construction of the P-56 semi-submersible platform to allow production to be anticipated at Module 3 of the Marlim Sul field, worth approximately US$677 (R$1,200 million), including the platform’s engineering, supply, construction and assembly (hull and process plant) services.

(f) Credit facility agreement to finance exports

On October 03, 2007, Petrobras contracted a credit facility of US$282 with the Banco do Brasil. The transaction was ensured by an Export Credit Note (NCE), the sole purpose of which is to increase Petrobras’ exports of ethanol, in light of the future prospects for growth of biofuel business, as highlighted in the Company’s strategic plan.

This transaction marks the return of Petrobras to credit facility contracting in the local market and was negotiated with the following terms:

• Term: 2 years, with settlement of the principal and interest at the end of the term;

• Interest rate: 96.2% of the CDI;

• Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

• Exemption of IOF tax; and

• Waiver of guarantees.

On March 17 and 26, 2008, Petrobras contracted a credit facility of US$435 and US$289, respectively, with the Banco do Brasil. The transaction was ensured by an Export Credit Note, the sole purpose of which is to increase Petrobras’ exports of ethanol, in light of the future prospects for growth of biofuel business, as highlighted in the Company’s strategic plan and was negotiated with the following terms:

• Term: 2 years and 3 years, with settlement of the principal and interest at the end of the term;

• Interest rate: 95% of the CDI;

• Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

• Exemption of IOF tax on presentation of proof of the export operations; and

• Waiver of guarantees.

On April 4 and 11, 2008 Petrobras took out financing of US$234 and US$948 from Banco do Brasil. The transaction was made viable through the issuing of Export Credit Notes (NCE), whose purpose is to increase the company’s exports of oil and oil products. This transaction was settled in advance on December 23, 2008 and re-contracted for the same amount initially negotiated in reais (US$171 and US$685, respectively), however with the following conditions:

• Term: On January 12, 2011, with interest payable every 6 months and settlement of the principal at the end of the term;

• Interest rate: 108.20% of the CDI + Flat fee of 2% (payment on January 9, 2009);

• Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

• Exemption of IOF tax on presentation of proof of the export operations; and

• Waiver of guarantees.

(g) Advance on Export Contracts - ACC

On October 23, 2008, Petrobras negotiated an Advance on Export Contracts - ACC with Banco do Brasil in the amount of US$300. This advance was negotiated with the following conditions:

• Term: 179 days, with maturity on April 20, 2009;

• Interest rate: 6.30% p.a. With payment on April 20, 2009; and

• Exemption from IOF (Tax on Financial Operations) and income tax (IR) provided that the exports are made.

On December 3, 2008, Petrobras negotiated an Advance on Export Contracts - ACC with Bradesco in the amount of US$200. This advance was negotiated with the following conditions:

• Term: 360 days, with maturity on November 28, 2009;

• Interest rate: 6.% p.a. With payment on November 28, 2009;

• Exemption from IOF (Tax on Financial Operations) and income tax (IR) provided that the exports are made; and

• Early payment clause, with observance of exchange legislation and payment of the costs inherent to early payment.

(h) Bank Credit Certificate

On October 31, 2008, Petrobras took out a loan (Bank Credit Certificate) from Caixa Econômica Federal (CEF) in the amount of US$1,057. The objective of the loan is to reinforce the Company’s working capital. This loan was negotiated with the following conditions:

• Term: 180 days, principal and charges with amortization in a single payment at the end of the term;

• Interest rate: 104% of the CDI Over;

• Levying of IOF; and

• A clause for extraordinary amortization and early liquidation. The Company may make extraordinary payments at any time to amortize the debt, in addition to making early liquidation.

On December 22, 2008, Petrobras negotiated with Caixa Econômica Federal (CEF) an amendment and renewal of the bank credit certificate of US$677. This transaction was negotiated with the following conditions:

• Term: 760 days, with payment of the charges each quarter and the principal at the end of the term;

• Rate of interest: 110% of CDI Over;

• Levying of IOF; and

• Due to the additional loan and the payment of the financial charges on the loan granted previously, the parties consolidated the total amount lent into US$1,543.

(i) Program for Modernization and Expansion of the Fleet (PROMEF)

In 2007 Transpetro signed agreements for conditioned purchase and sale with three Brazilian shipyards for the construction of 23 tankers, in the amount of US$2,232. These funds were raised from BNDES with the following conditions:

Ships		Shipyard	US$ Amount	Rate of interest	Term

Qty	Type

10	Suezmax	Estaleiro Atlântico Sul S.A.	1,054	TJLP + 2.5% p.a.	20 years and a grace period of 48 months as from the first drawdown
5	Aframax	Estaleiro Atlântico Sul S.A.	542
4	Tank /Product	Estaleiro Mauá - Petro UM S.A.	270
4	Panamax	EISA - Estaleiro Ilha S.A.	366

In the period from July to December 2008, Transpetro made payments referring to the advances in the total amount of US$7, as follows:

• US$6 Funds financed by BNDES/Transpetro (36% of the price of the ship);
• US$1 Transpetro’s own funds (5% of the price of the ship).

During fiscal year 2008 Estaleiro Atlântico Sul recorded financial movement in the total amount of US$72, the financing of which by BNDES will be passed on to Transpetro, after the signing of the "DELIVERY AND ACCEPTANCE INSTRUMENT" for the ship, distributed as follows:

• US$8 The shipyard’s own funds (8% of the price of the ship);
• US$64 Funds financed by BNDES/Shipyard (46% of the price of the ship).

(j) Debentures issue

On August 02, 2006 the Extraordinary General Meeting held by Alberto Pasqualini - REFAP S.A., a subsidiary of the Company, approved the value of the private issue of simple, nominative and book-entered debentures in the amount of US$391. The debentures were issued in order to expand and modernize REFAP’s industrial facilities and to raise its oil processing capacity from 20,000 m³/day to 30,000 m³/day, in addition to increasing the portion of national oils being processed.

The issue was made under the following terms: up to December 30, 2006, amortization over 96 months plus a 6-month grace period; 90% of the debentures shall be subscribed by the BNDES yielding interest at the Long-term Interest Rate +3.8% p.a.; and 10% of the debentures shall be subscribed by BNDES Participações S.A. (BNDESPAR) at the interest rate of the BNDES’ basket of currencies + 2.3% p.a.

On September 08, 2006, the Financing Contract was executed and the first installment was made available in the amount of US$278. On December 19, 2006 was made available the remaining amount of US$113. In May 2008, REFAP made a second issue with similar characteristics in the total amount of US$217, and raised US$23 in 2008. The balance at December 31, 2008 was US$314, with US$52 in current liabilities.

(k) Raising of funds for the international segment

In fiscal year 2008 the subsidiaries of Petrobras abroad raised funds in the amount equivalent to US$1,181, basically to finance working capital and projects associated with the activities of exploration and production of oil and gas.

The most significant funds were raised by the following companies, indirect subsidiaries of Petrobras:

Refinaria Nansei Sekiyu K.K. – It raised short-term funding in the total amount of US$472, through Sumitomo Mitsui Bank, Mizuho Bank, Bank Tokyo of Mitsubishi and Development Bank Japan, with average maturity of 320 days at an average rate of 1.09% p.a. + spread from 0.5% p.a. to 1.0% p.a. and long-term funding in the amount of US$7, basically to finance the company’s working capital;

Petrobras Energia S.A. – It raised long-term funding in the amount of US$44, and short-term funding in the amount of US$353, through Banco HSBC, Banco Rio, Itaú, BBVA, Banco Ciudad, ABN Amro Bank, Banco do Brasil and Banco Santander, mainly through advances on export contracts (ACC) and exchange contracts (ACE), aiming at maintaining the company’s working capital and replacing inventories. The long-term operations have final maturity in 2015 and an average interest rate between 6% p.a. and 10% p.a. was made available.

P&M Drilling raised long-term funding through Sumitomo Mitsui Banking, in the amount of US$98, with maturity in 2010. The interest rates range from 3.625% p.a. to 3.9375% p.a. Its purpose is to finance the building of the sonar ship PETROBRAS 10000.

(l) Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed.

On account of a guarantee agreement issued by the Federal Goverment in favor of Multilateral Loan Agencies, motivated by financings funded by TBG, counter guarantee agreements were signed, which had as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the Brazilian Treasuary until the settlement of the obligations guaranteed by the Federal Government. This debt had an outstanding balance of US$292 and US$330 at December 31, 2008 and 2007, respectively.

In guarantee of the debentures issued, REFAP has a short-term investment account (bank deposits indexed to credit operations), tied to variations of the Interbank Deposit Certificate - CDI. REFAP has to maintain three times the value of the sum of the last installment due of the amortization of the principal and related charges.

The Company’s debt agreements contain affirmative covenants regarding, among other things, provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The Company’s debt agreements also contain negative covenants, including, without limitation, limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages.

Petrobras’ management affirms that the Company is in compliance with the covenants within debt agreements.

At December 31, 2008 and 2007, Gaspetro had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of Gaspetro responsible for the operation of the pipeline.

(m)Lines of credit

At December 31, 2008 and 2007, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2008 and 2007 were US$1,132 and US$1,351, respectively. Lines of credit are included in short-term debt and long-term debt.

13. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the years ended at December 31, 2008, 2007 and 2006 are shown as follows:

	Year ended December 31,

	2008	2007	2006

Financial expenses
Loans and financings	(1,320)	(1,258)	(1,076)
Project financings	(314)	(608)	(370)
Capitalized interest	1,450	1,703	1,001
Leasing	(41)	(79)	(105)
Losses on derivative instruments (Note 20)	(425)	(267)	(481)
Repurchased securities losses	(35)	(38)	(160)
Other	(163)	(130)	(149)

	(848)	(677)	(1,340)

Financial income
Investments	639	824	566

Clients	129	231	231
Government securities	78	70	79
Advances to suppliers	22	26	27
Gains on derivative instruments (Note 20)	636	119	38
Other	137	280	224

	1,641	1,550	1,165

Monetary and exchange variation	1,584	(1,455)	75

	2,377	(582)	(100)

14. Project Financings - (Variable Interest Entities - “VIE's”)

The Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The VIE's associated with the project finance projects are consolidated based on FIN 46(R).

The Company’s is the primary beneficiary of the VIE’s due to the finance lease arrangements. The VIE’s are the lessors and the Company is the lessee. At the conclusion of the leased term, the Company will have the option to purchase the leased assets or all the common stock from the VIE’s. All risks associated with the use and development of the leased assets relie on the Company. The Company’s payments funds the VIE’s thirty party debt and return on equity payments. The Company’s variable interest in these VIE’s, the financial lease arrangement, will absorb the majority of expected losses and receive a majority of the expected residual returns.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at December 31, 2008 and 2007:

	As of December 31,

	2008	2007

Transportadora Gasene	1,640	1,212
Transportadora Urucu Manaus (1)	1,073	1,008
CDMPI - PDET On Shore	904	510
PDET Off Shore	887	889
Charter Development - CDC (3)	765	760
Companhia Locadora de Equipamentos Petrolíferos – CLEP (2)	751	859
Barracuda/Caratinga	602	1,004

Cabiúnas	524	666
Other	398	226
Repurchased securities (2)	(749)	(856)

	6,795	6,278

Current portion of project financings	(1,780)	(1,692)

	5,015	4,586

14. Project Financings - (Variable Interest Entities – “VIE's”) (Continued)

(1) Codajás consolidates Transportadora Urucu - Manaus S.A. which is responsible for the Amazonia Project.

(2) As of December 31, 2008 and December 31, 2007, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$749 and US$856, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of project financings.

(3) Charter Development - CDC is responsible for Marlim Leste (P-53 project).

The Company has received certain advances amounting to US$316 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At December 31, 2008, the long-term portion of project financings becomes due in the following years:

2010	529
2011	878
2012	335
2013	335
2014	384
2015 and thereafter	2,554

5,015

As of December 31, 2008, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Transportadora Gasene	569
REVAP	200
Codajás	123
Charter Development – CDC	76

968

14. Project Financings - (Variable Interest Entities – “VIE's”) (Continued)

The following summarizes the projects, their purposes, the guarantees and estimates investments of each project:

VIE / Estimated		Main
investment	Purpose	guarantees	Current stage	PP&E

Barracuda and Caratinga US$3,100
To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin. The SPE Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project, and is also the owner of them.
		Guarantee provided by Brasoil to cover BCLC’s financial requirements.	Operating.	US$1,386

Marlim US$1,500	Consortium with Companhia Petrolífera Marlim (CPM), which furnishes to Petrobras submarine equipment for oil production at the Marlim field.	70% of the field production limited to 720 days.	Operating. The exercise of the option for purchase of MarlimPar by Petrobras is expected for the first quarter of 2009.	US$313

Nova Marlim US$834
Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which supplies submarine oil production equipment and refunds Petrobras for operating costs resulting from the operation and maintenance of field assets, by way of an advance already made to Petrobras.
		30% of the field production limited to 720 days.	Operating.

14. Project Financings - (Variable Interest Entities – “VIE's”) (Continued)

VIE / Estimated		Main
investment	Purpose	guarantees	Current stage	PP&E

CLEP US$1,250
Companhia Locadora de Equipamentos Petrolíferos - CLEP, furnishes assets related to oil production located in the Campos Basin through a lease agreement for the period of 10 years, and at the end of which period Petrobras will have the right to buy shares of the SPE or project assets.
		Lease prepayments in case revenue is not sufficient to cover payables to the lenders.	Operating.	US$860

PDET US$1,180
PDET Offshore S.A. is the future owner of the Project assets whose objective is to improve the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and to export. The assets will be leased to Petrobras until 2019.
		All of the project’s assets will be pledged as collateral.	Operating.	US$873

Malhas - (NTN/NTS) US$1,110
Consortium formed by Transpetro, Transportadora Associada de Gás (TAG) former Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN supply assets related to natural gas transportation. TAG (a 100% Gaspetro subsidiary) supplies assets that have already been previously set up. Transpetro is the gas pipelines operator.
		Prepayments based on transportation capacity to cover any consortium cash insufficiencies.	It has been operating since January 1, 2006. The, Campinas- Rio stretch of the pipeline was completed on May 18, 2008, while the Catu- Carmópolis stretch is in its final stage.	NTN: US$722 NTS: US$931

VIE / Estimated		Main
investment	Purpose	guarantees	Current stage	PP&E

CDMPI (Modernization of Revap) US$1,200
The objective of this project is to raise the Henrique Lage (Revap)refinery’s national heavy oil processing capacity, bringing the diesel it produces into line with the new national specifications and reducing pollution levels. To achieve this, the SPE Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was founded, which will construct and lease to Petrobras a Retarded Coking plant, a Coke Naphtha Hydrotreatment plant and related plants to be installed at this refinery. The Board of Directors has authorized a raise of investments in the amount of US$300.
		Prepaid rental to cover any cash deficiencies of CDMPI.	Construction stage.

Cabiúnas US$850
Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC), supplies assets to Petrobras under an international lease agreement.
		Pledge of 10.4 billion m3 of gas.	Operating.	US$328

VIE / Estimated		Main
investment	Purpose	guarantees	Current stage	PP&E

Gasene US$3,000
Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines to transport natural gas with a total length of 1.4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state.
Pledge of Credit Rights. Pledge of shares of the SPE.
Long-term financing signed with BNDES in December, 2007 in the amount equivalent to US$2,500, including funds transferred from the China Development Bank (CDB) in the amount of US$750. A loan obtained from BB Fund SPC of up to US$452 for construction of the gas pipeline with the issuing of US$210 in promissory notes in October 2006,and US$100 in December, 2008. The first stretch of the Gasene project, the Cabiúnas-Vitória gas pipeline, is operating since November 2008, while the second stretch, the Cacimbas-Catu pipeline, is in the construction stage.
US$595

VIE / Estimated		Main
investment	Purpose	guarantees	Current stage	PP&E

Marlim Leste (P- 53 Project - CDC) US$1,800
To develop production in the Marlim Leste field, Petrobras will use a Stationery Production Unit (UEP), P-53, to be chartered from Charter Development LLC, a company incorporated in the state of Delaware, U.S.A The Bare Boat Charter agreement will be effective for a 15-year period counted from the date of signature.
		All assets of the project will be given in guarantee.	Construction of the platform was concluded in September 2008. The project is operating since November 2008.	US$1,290

Amazônia (Codajás) US$1,400
Development of a project in the Gas and Energy area that includes the construction of a 385 km gas pipeline between Coari and Manaus, and a 285 km GLP pipeline between Urucu and Coari, both under the responsibility of Transportadora Urucu - Manaus S.A.; and the construction of a thermoelectric plant, in Manaus, with capacity of 488 MW through Companhia de Geração Termoelétrica Manauara S.A.
Pledge of Credit Rights. Pledge of shares of the SPE.
Long-term financingin the amount of US$1,406 was signed with BNDES in December  2007. Aloan obtained from BB Fund SPC of up to US$565, for which US$415 inpromissory notes has already been issued. The LPG pipeline is in the construction stage, while the branch lines of Aparecida and Mauá are in the contracting stage.
US$1,362

VIE / Estimated		Main
investment	Purpose	guarantees	Current stage	PP&E

Mexilhão US$756
Construction of a platform (PMXL-1) to produce natural gas at Mexilhão and Cedros’ fields, located in the Santos Basin, in São Paulo State, which shall be held by Companhia Mexilhão do Brasil (CMB), responsible for obtaining the funds necessary to build such platform. Once built, the PMXL-1 will be leased to Petrobras, holder of the exploration and production concession in the aforementioned fields.
To be defined.
Obtaining of short- term funding, in the amount up to US$516, through issuing Promissory Notes acquired by the BB Fund. Obtaining of short- term funding, in the amount of US$226 in December, 2008, acquired from BNDES. Building of the assets is in progress.
US$503

Albacora US$170	Consortium between Petrobras and Albacora Japão Petróleo Ltda. (AJPL), which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Pledge of assets.	Operating.	US$45

Albacora/ Petros US$240	Consortium between Petrobras and Fundação Petros de Seguridade Social, which furnishes to Petrobras funds to finance oil production assets of the Albacora field in the Campos Basin.	Pledge of assets.	Operating.

PCGC US$134	Companhia de RecuperaçãoSecundária (CRSec) supplies assets to be used by Petrobras in the fields Pargo, Carapeba, Garoupa, Cherne and others through a lease agreement with monthly payments.	Additional leasepayment if revenue is not sufficient to cover payables to lenders.	Operating.	US$41

15. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At December 31, 2008, assets under capital leases had a net book value of US$679 (US$875 at December 31, 2007).

The following is a schedule by year of the future minimum lease payments at December 31, 2008:

2009	271
2010	230
2011	99
2012	31
2013	6
2014	6
2015 and thereafter	18

Estimated future lease payments	661

Less amount representing interest at 6.2% to 12.0% annual	(66)

Present value of minimum lease payments	595
Less current portion of capital lease obligations	(251)

Long-term portion of capital lease obligations	344

16. Employees’ Postretirement Benefits and Other Benefits

(a) Employees’ postretirement benefits balances

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of

	December 31, 2008			December 31, 2007

		Health			Health
	Pension	Care		Pension	Care
	Benefits	Benefits	Total	Benefits	Benefits	Total

Current liabilities
Defined-benefit plan	176	224	400	230	259	489
Variable Contribution plan	92	-	92	134	-	134

Employees’ postretirement projected benefits
obligation	268	224	492	364	259	623

Long-term liabilities
Defined-benefit plan	1,786	4,001	5,787	4,678	6,639	11,317

Employees’ postretirement projected benefits
obligation	2,054	4,225	6,279	5,042	6,898	11,940

Shareholders’ equity - Accumulated other
comprehensive income
Defined-benefit plan	253	(404)	(151)	2,177	1,406	3,583
Variable Contribution plan	95	-	95	162	-	162

Tax effect	(118)	137	19	(795)	(478)	(1,273)

Net balance recorded in shareholders’ equity	230	(267)	(37)	1,544	928	2,472

(b) Pension plan - Fundação Petrobras de Seguridade Social - Petros

The Fundação Petrobras de Seguridade Social (Petros) was established by Petrobras as a private, legally separate nonprofit pension entity with administrative and financial autonomy.

The Petros plan is a contributory defined-benefit pension plan introduced by Petrobras in July of 1970, to supplement the social security pension benefits of employees of Petrobras and its Brazilian subsidiaries and affiliated companies. The Petros Plan is now closed to new employees of the Petrobras system since September 2002, and as from July 1, 2007, the Company introduced a new private pension plan, Petros Plan 2.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

In order to fund its objectives, Petros receives monthly contributions from the sponsoring companies and retired participants. With the most recent regulatory adjustments of the Plano Petros, the plan now receives from the sponsoring companies, instead of the 12,93% until then practiced on the payroll of the employees who are members of the plan, regular contributions in amounts equal to the amounts of the contributions of the employees and retired employees, in an equal way, amounts which represented, on average, 12% of the participating payroll.

Additionally, Petros is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2008 year, benefits paid totaled US$932 (US$835 in 2007).

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The actuarial gains and losses generated by the differences between the values of the obligation and assets determined based on projections and the actual figures, are respectively included or excluded from the calculation of the net actuarial liability and recorded as “Postretirement benefit reserves adjustments net of tax - pension cost”, in shareholders’ equity. Actuarial gains and losses are amortized during the average remaining service period of the active employees of approximately 8 years at December 31, 2008, in accordance with the procedure established by SFAS 87.

The relation between contributions by the sponsors and participants of the Petros Plan, considering only those attributable to the Company and subsidiaries in the 2008 and 2007 financial years was 1.00 to 1.00. The Company’s best estimate of contributions expected to be paid in 2009 respective to the pension plan approximates US$238, with total pension benefit payments in 2009 expected to be US$923.

According to Constitutional Amendment No. 20, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants, by an adjustment to the normal contributions.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

Petrobras and its subsidiaries sponsoring the Petros plan, trade unions and Petros executed a Financial Commitment Agreement on October 23, 2008, after legal homologation on August 25, 2008, to cover commitments with pension plans in the amount of US$2,483 updated retroactively to December 31, 2006 by the amplified consumer price index (IPCA) + 6% p.a., which will be paid in semi-annually installments with interest of 6% p.a. on the debtor balance updated by the IPCA, for the next 20 years, as previously agreed during the renegotiation. On the same date, Petrobras used the balance of government securities in the amount of US$623 (US$670 at December 31, 2007), to settle part of the obligations with the Petros Plan, as set forth in the Term of Financial Commitment.

At December 31, 2008, the balance of the obligation of Petrobras and subsidiaries referring to the Financial Commitment Agreement was US$1,850, of which US$36 matures in 2009.

The Company’s obligation, through the Financial Commitment Agreement, presents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan's regulations, in relation to the benefits, and in the closing of existing litigations.

At December 31, 2008, Petrobras had long-term National Treasury Notes in the amount of US$1,608 (US$1,907 at December 31, 2007), acquired to balance liabilities with Petros, which will be held in the Company's portfolio and used as a guarantee for the Financial Commitment Agreement.

As from July 01, 2007, the Company implemented the new supplementary pension plan, a Variable Contribution (CV) or mixed plan, called Petros Plan 2, for employees with no supplementary pension plan.

A portion of this plan with defined benefits characteristics refers to the risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. In fiscal year 2008, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was US$267.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

Petrobras an the other sponsors fully assumed the contributions corresponding to the period in which the participants had no plan. This past service shall consider the period as from August 2002, or from the date of hiring, until August 29, 2007. The plan will continue to admit new subscribers after this date but no longer including any payment for the period relating to past service.

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the participant had no plan and, therefore, should cover the part related to the participants and the sponsors.

Plan assets

Plan assets are invested primarily in government securities, investment funds, equity instruments and properties.

The table below describes the types of plan assets:

		As of December 31,

	2008		2007

	Defined-	Variable	Defined-	Variable
	Benefits	Contribution	Benefits	Contribution

Government securities	43%	-	41%	-
Investments funds	38%	92%	33%	100%
Equity instruments	12%	8%	20%	-
Other	7%	-	6%	-

	100%	100%	100%	100%

Petros provided certain financing for the continued development of the Albacora oil and gas field located in the Campos basin, that is classified as securities of other related parties (see Note 14).

The investment portfolio of the Petros Plan and Petros 2 at December 31, 2008 was composed of: 70% of fixed income, with expected profitability of 7.37% p.a.; 24% of variable income, with expected profitability of 6% p.a.; and 6% of other investments (transactions with members, real estate and infrastructure projects), with expected profitability of 8% p.a., which resulted in an average interest rate of 7.02% p.a.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(b) Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

Plan assets (Continued)

Plan assets include the following securities of related parties:

	As of December 31,

	2008	2007

Petrobras common shares	134	405
Petrobras preferred shares	219	602
Government controlled companies	112	129
Government securities	5,712	6,806
Securities of other related parties	103	172

	6,280	8,114

The Petros Plan has 43% of its investments in government bonds, of which 94% are represented by NTN-B, which through entailment with the Department of Supplementary Pensions, will be held until maturity.

(c) Petrobras Internacional Braspetro B.V. - PIB BV

• Petrobras Energía S.A. - PEPSA (including PESA)

Defined contribution plan

Supplementary Pension Plan for Personnel

In 2005, Petrobras Energia S.A. (Pesa) implemented a voluntary plan for all employees who met certain conditions. The company contributes with amounts equal to the contributions made by the employees, in accordance with the contribution specified for each salary level.

The cost of the plan is recognized in accordance with the contributions that the company makes, which at December 31, 2008 was equivalent to US$3 (US$2 at December 31, 2007).

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(c) Petrobras Internacional Braspetro B.V. - PIB BV (Continued)

•Petrobras Energía S.A. - PEPSA (including PESA) (Continued)

Defined benefit plan

“Termination Indemnity” Plan

This is a benefit plan in which employees who meet certain targets are eligible on retirement to receive one month’s salary for each year they have worked in the company, according to a decreasing scale, according to the number of the years the plan has existed.

Compensating Fund

This benefit is available to all Pesa employees who joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required time of service. The benefit is calculated in complement to the benefits awarded under these plans and by the retirement system, so that the total benefit received by each employee is equivalent to the amount defined in this plan.

In accordance with Pesa’s bylaws, based on a proposal made in the general meeting by the Board of Directors, the Company contributes to the fund up to a maximum amount equal to 1.5% of the net income each year.

If a surplus is recorded and duly certified by an independent actuary in the funds allocated to trusts for payment of the defined benefits awarded by the plan, Pesa may use these funds simply by notifying the trustee of this fact.

• BNansei Sekiyu S.A.

Defined benefit pension plan

The Nansei Sekiyu Refinery offers its employees a programmed supplementary retirement benefits plan, a defined benefit plans, where the members in order to become eligible for the benefit need to be at least 50 years old and have 20 years service in the company. Contributions are made only by the sponsor. The plan is managed by the Sumitono Trust.

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(d) Other defined contribution plans

The subsidiaries Transpetro and some subsidiaries of Petrobras sponsor defined contribution retirement plans for their employees, such as: Petroquímica Triunfo S.A. and Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG).

(e) Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

Petrobras and its Brazilian subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. Those plans are managed by the Company, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels, besides the Medicine Benefit, which provides special terms on the acquisition of certain medicines from participating drugstores, located throughout Brazil.

The Company’s commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, the Company makes benefit payments based on costs incurred by plan participants.

For measurement purposes, a 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed upon adoption of SFAS 106. The annual rate was assumed to decrease to 4% from 2009 to 2037.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage	One percentage
	point-increase	point-decrease

Effect on total of services and interest cost component	107	(67)
Effect on postretirement benefit obligation	553	(460)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

(f) Funded status of the plans

The funded status of the plans at December 31, 2008 and 2007, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

		2008			2007

	Pension Plans		Health	Pension Plans		Health care Benefits (2)

			Care
	Defined-	Variable	Benefits	Defined-	Variable
	Benefits (1)	Contribution	(2)	Benefits (1)	Contribution

Change in benefit obligation:
Benefit obligation at beginning of
year	23,381	143	6,898	17,238	-	5,433
Service cost	235	49	108	205	31	102
Interest cost	2,257	21	668	2,018	7	631
Plan change	-	-	-	449	-	-
Actuarial loss (gain)	(3,783)(4)	(45)	(1,812)(4)	519	17	(207)
Benefits paid	(931)	(1)	(241)	(835)	-	(217)
Variable contribution new pension
plan	-	-	-	-	136	-
Other	83	1	-	(15)	(67)(3)	-
Gain on translation	(5,201)	(40)	(1,396)	3,802	19	1,156

Benefit obligation at end of year	16,041	128	4,225	23,381	143(3)	6,898

Change in plan assets:
Fair value of plan assets at
beginning of year	18,473	9	-	12,395	-	-
Actual return on plan assets	(194)	-	-	3,679	1	-
Company’s contributions	267	19	241	233	49	217
Employees’ contributions	188	19	-	166	19	-
Benefits paid	(931)	(1)	(241)	(835)	-	(217)
Other	768	-	-	(48)	(67)(3)	-
Gain on translation	(4,492)	(10)	-	2,883	7	-

Fair value of plan assets at end of
year	14,079	36	-	18,473	9(3)	-

Funded status	(1,962)	(92)	(4,225)	(4,908)	(134)	(6,898)

Amounts recognized in the balance
sheet consist of:
Current liabilities	(176)	(92)	(224)	(230)	(134)	(259)
Long-term liabilities	(1,786)	-	(4,001)	(4,678)	-	(6,639)

	(1,962)	(92)	(4,225)	(4,908)	(134)	(6,898)

Unrecognized net actuarial loss	(1,368)	(21)	(1,423)	1,728	16	1,381
Unrecognized prior service cost	1,621	116	1,019	449	146	25

Accumulated other
comprehensive income	253	95	(404)	2,177	162	1,406

Net amount recognized	(1,709)	3	(4,629)	(2,731)	28	(5,492)

(1) Includes Petros (Petrobras group companies), PEPSA and PELSA pension benefits obligations.
(2) Includes AMS (Petrobras group companies) and Liquigás health care benefits obligations.
(3) Portion of the Plan’s defined contribution reclassified to permit comparison with the financial statements for 2008.
(4) This gain is primarily due to the change of discount rate from 6% p.a. in 2007 to 7.17% p.a. in 2008.

Net periodic benefit cost includes the following components:

	2008			2007

	Pension Plans		Health Care Benefits (2)	Pension Plans		Health care Benefits (2)

	Defined- Benefits (1)	Variable Contribution		Defined- Benefits (1)	Variable Contribution

Service cost-benefits earned
during the year	235	49	108	205	31	102
Interest cost on projected benefit
obligation	2,257	21	668	2,018	7	631
Expected return on plan assets	(1,848)	(18)	-	(1,497)	(3)	-
Amortization actuarial loss	2	-	45	169	-	91
Amortization prior service cost	44	6	2	59	4	81
Gain on translation	(95)	(7)	(165)	59	6	73

	595	51	658	1,013	45	978

Employees’ contributions	(188)	(19)	-	(166)	(19)	-

Net periodic benefit cost	407	32	658	847	26	978

Changes in amounts recorded in accumulated other comprehensive income:

	2008			2007

	Pension Plans		Health Care Benefits	Pension Plans		Health Care Benefits

	Defined Benefits	Variable Contribution		Defined Benefits	Variable Contribution

Accumulated other comprehensive
income at beginning of year	2,177	162	1,406	3,110	-	1,495
Net actuarial loss/(gain)	(1,719)	(28)	(1,812)	(1,676)	15	(207)
Amortization of actuarial
(loss)/gain	(2)	-	(45)	(169)	-	(91)
Net Prior service cost	-	1	-	449	136	-
Amortization of net prior service
cost	(44)	(6)	(2)	(59)	(4)	(81
Gain on translation	(159)	(34)	49	522	15	290

Accumulated other comprehensive
income at end of year	253	95	(404)	2,177	162	1,406

Components of Net Periodic Benefit Cost for next year:

Amounts included in accumulated other comprehensive income at December 31, 2008, that are expected to be amortized into net periodic postretirement cost during 2009 are provided below:

	Pension Plans		Health

	Defined	Variable	Care
	Benefits	Contribution	Benefits

Unrecognized net actuarial loss (gain)	(1,719)	(28)	(1,812)
Unrecognized prior service cost	-	1	-

The main assumptions adopted in 2008 and 2007 for the actuarial calculation are summarized as follows:

	2008		2007

		Health Care		Health Care
	Pension Benefits	Benefits	Pension Benefits	Benefits

Discount rates	Inflation: 5% to 4%	Inflation: 5% to 4%	Inflation: 4% p.a.+ 6%	Inflation: 4%
	p.a. + 7.7% p.a.	p.a. + 7.7% p.a.	p.a.	p.a. + 6% p.a.
Rates of increase in	Inflation: 5% to 4%	Inflation: 5% to 4%	Inflation: 4% p.a.+ 2.4%	Inflation: 4% p.a. +
compensation levels	p.a. + 2.24% p.a.	p.a. + 2.24% p.a	p.a.	2.4% p.a.
Expected long-term rate of	Inflation: 5%		Inflation:
return on assets	p.a. + 7.02% p.a.	Not applicable	4%p.a. + 6.32% p.a.	Not applicable
Mortality table	AT 2000*	AT 2000*	AT 2000*	AT 2000*

(*) Segregated by sex (male and female).

Petrobras has aggregated information for all defined benefit pension plans. The domestic benefit plans of Petrobras, BR Distribuidora, Petroquisa, and REFAP contain similar assumptions and the benefit obligation related to PEPSA, the international plan, is not significant to the total obligation and thus has also been aggregated. All Petrobras group pension plans have accumulated benefit obligation in excess of plan assets.

The determination of the expense and liability relating to the Company’s pension plan involves the use of judgment in the determination of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

According to the requirements of SFAS 87, and subsequent interpretations, the discount rate should be based on current prices for settling the pension obligation. Applying the precepts of SFAS 87 in historically inflationary environments such as Brazil creates certain issues as the ability for a company to settle a pension obligation at a future point in time may not exist as long-term financial instruments of suitable grade may not exist locally as they do in the United States.

Although the Brazilian market has been demonstrating signs of stabilization under the present economic model, as reflected in market interest rates, it is not yet prudent to conclude that market interest rates will be stable.

(g) Cash contributions and benefit payments

In 2008, the Company contributed US$286 to its pension plans. In 2009, the Company expects contributions to be approximately US$230. Actual contribution amounts are dependent upon investment returns, changes in pension obligations and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

The following benefit payments, which include estimated future service, are expected to be paid by the pension fund in the next 10 years:

	Pension Plans		Health

	Defined	Variable	Care
	Benefits	Contribution	Benefits

2009	921	2	211
2010	1,010	3	238
2011	1,107	4	266
2012	1,214	6	294
2013	1,326	9	327
Subsequent five years	8,535	85	2,140

17. Shareholders’ Equity

(a) Capital

The Company’s subscribed and fully paid-in capital at December 31, 2008 and 2007, consisted of 5,073,347,344 common shares and 3,700,729,396 preferred shares as retroactively restated for the stock split discussed below. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The Extraordinary General Meeting held on March 24, 2008, decided to effect a split of each Company’s share into two, resulting: (a) in a free distribution of 1 (one) new share of the same type for each original share and based on the shareholding structure at April 25, 2008; (b) in a free distribution of 1 (one) new American Depository Shares (ADS) of the same type for each original ADS and based on the shareholding structure at April 25, 2008. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 8,774,076,740 shares, of which 5,073,347,344 are common shares and 3,700,729,396 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from April 25, 2008. The relation between the ADS and shares of each class remains of 2 (two) shares for one ADS. All share, ADS, per share and per ADS information in the accompanying financial statements and notes have been adjusted to reflect the result of the share split.

On May 11, 2007, the Board of Directors approved the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares (ADS’s) from 4 (four) shares for each ADS to 2 (two) shares for each ADS. This change came into effect on July 2, 2007. All per ADS information in the accompanying financial statements and notes has been adjusted to reflect the result of the change in the ratio of underlying shares issued in the Company’s name and the ADS’s.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

Shareholders at the Extraordinary General Meeting held June 01, 2006, approved the incorporation of shares in Petroquisa by Petrobras, pursuant to the re-ratification of the Protocol of Merger and Incorporation on the share incorporation transaction executed by the two companies. The Board of Directors of the Company approved the issue of 886,670 preferred shares of the Company in connection with the incorporation of shares in Petroquisa by Petrobras.

On December 15, 2006, pursuant to article 29, section II of the Company By-laws, the Board of Directors authorized the buyback of up to 91,500,000 of the preferred shares in circulation for future cancellation, using funds from the profit reserves.

The authorized timeframe for the repurchase expired in 2007 and the buyback option had not been exercised.

The Extraordinary General Meeting, held together with the Ordinary General Meeting on April 4, 2008, approved the increase of the Company’s capital from US$20,816 (R$52,644 million) to US$36,194 (R$78,967 million), through the capitalization of part of retained earnings recorded during previous years amounting to US$14,782 (R$25,302 million) and part of the capital reserves, amounting to US$596 (R$1,020 million), consisting of US$99 (R$169 million) of the Merchant Navy AFRMM subsidy reserve and US$497 (R$851 million) from the tax incentives reserve, and without issuing any new shares, in accordance with article 169, paragraph 1 of Law Nº 6404/76.

At an Extraordinary General Meeting held together with the Ordinary General Meeting, on April 2, 2007, the shareholders of Petrobras approved an increase in the Company’s capital to US$20,816 (R$52,644 million) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$1,647 (R$3,372 million), and of statutory reserve, in the amount of US$492 (R$1,008 million), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76.

At an Extraordinary General Meeting held together with the Ordinary General Meeting, on April 3, 2006, the shareholders’ of the Company approved an increase in the Company’s capital to US$18,677 (R$48,248 million) through the capitalization of retained earnings accrued during previous financial years, in the amount of US$6,976 (R$15,012 million), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law no. 6,404/76.

(b) Dividends and interest on shareholders’ equity

In accordance with the Company’s by-laws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996, amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US$158 in dividends during the year ended December 31, 2008 (2007 - US$778, 2006 - US$760). No withholding tax is payable on distributions of dividends made since January 1, 1996.

The Company provides either for its minimum dividends or for the total interest on shareholders’ equity where the tax benefit has been recognized as of December 31.

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US$4,589 in interest on shareholders’ equity during the year ended December 31, 2008 (2007 - US$3,225, 2006 - US$2,453).

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s by-laws, and generated an income tax and social contribution credits of US$995 (US$998 in 2007, and US$994 in 2006) (see Note 3).

The proposal for 2008 dividends that is being submitted by the Petrobras Board of Directors for approval of the shareholders at the Ordinary General Meeting to be held on April 08, 2009, in the amount of US$4,242, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on capital, already approved by the Board of Directors.

The dividends and the portion of the interest on shareholders’ equity will be paid on a date to be established by the Ordinary General Meeting of Shareholders. These amounts will be monetarily restated from December 31, 2008, to the initial date of payment, according to the variation in the SELIC rate.

On April 04, 2008, the Ordinary General Meeting approved dividends referring to the year ended December 31, 2007, in the amount of US$3,715, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on shareholders’ equity, already approved by the Board of Directors. The dividends were monetarily restated in accordance with the SELIC rate variation as from December 31, 2007 to the initial date of payment.

The remaining balance of dividends relating to the financial year of 2007, approved by the Ordinary General Meeting held on April 04, 2008, in the amount of US$495 (after deducting those distributed earlier to shareholders on January 23, March 31 and April 30, 2008, in the amount of US$3,220), were paid out to shareholders on June 03, 2008.

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s By-laws.

On April 02, 2007, the Ordinary General Meeting approved dividends referring to the year end 2006, amounting to US$3,693, including interest on shareholders’ equity, for which US$2,052 were made available to the shareholders on January 04, 2007, based on the share position as of October 31, 2006, US$923 was provided on March 30, 2007, based on the share position as of December 28, 2006, and the remaining balance of US$718, were provided within the legal term on May 17, 2007, based on the share position as of April 02, 2007.

These dividends were restated according to the Selic interest rate from December 31, 2006, to May 17, 2007, the payment date.

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2008, the Company had appropriated all such retained earnings.

In addition, at December 31, 2008, the undistributed reserve in appropriated retained earnings, amounting to US$12,123, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company’s stated intent is to use such reserve to fund working capital and capital expenditures.

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,

	2008	2007	2006

Net income for the year	18,879	13,138	12,826

Less priority preferred share dividends	(749)	(813)	(577)
Less common shares dividends, up to the priority
preferred shares dividends on a per-share basis	(1,027)	(1,115)	(791)

Remaining net income to be equally allocated to
common and preferred shares	17,103	11,210	11,458

Weighted average number of shares outstanding
Common/ADS	5,073,347,344	5,073,347,344(**)	5,073,347,344 (**)
Preferred/ADS	3,700,729,396	3,700,729,396 (**)	3,699,806,288 (**)

Basic and diluted earnings per share
Common and preferred	2.15	1.50(**)	1.46(**)

Basic and diluted earnings per ADS	4.30	3.00(**)	2.92(*)(**)

(*) Restated for the effect of the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares on July 2, 2007.

(**) Considers effect of 2 for 1 stock split that occurred on April 25, 2008.

(d) Capital reserves

• AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

• Fiscal incentive reserve

This reserve consists of investments in tax incentives, arising from allocations of part of the Company’s income tax. It relates to tax incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentived activities. Up to December 31, 2008, this incentive amounted to US$219 (US$712 on December 31, 2007), which may only be utilized to offset losses or for a capital increase, as provided for in Article 545 of the Income Tax Regulations and has been accounted for under the flow through method.

On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct this incentive from income tax payable, covering the tax years of 2006 until 2015.

The donations and subsidies for investment recorded in the accounting up to December 31, 2007 will be maintained until they have been totally used.

(e) Appropriated retained earnings

Brazilian Law and the Company’s by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves are as follows:

• Legal reserve

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

• Undistributed earnings reserve

This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company’s annual investment program. The destination of net income for the year ended December 31, 2006, includes retention of profits of US$8,004 with a US$7,775 amount, arising from net income for the year, and the US$229 retaining earnings remaining balance. This proposal was intended to partially meet the annual investment program established in the 2007 capital budget, ad referendum of the General Shareholders’ Meeting of April 2, 2007.

The destination of net income for the year ended December 31, 2007, includes retention of profits of US$7,954 with a US$7,951 amount, arising from net income for the year, and the US$3 retaining earnings remaining balance. This proposal was intended cover to partially meet the annual investment program established in the 2008 capital budget, ad referendum of the General Shareholders’ Meeting held on April 4, 2008.

The destination of net income for the year ended December 31, 2008, includes retention of profits of US$10,790 with a US$10,175 amount, arising from net income for the year, and the US$615 retaining earnings remaining balance. This proposal is intended cover to partially meet the annual investment program established in the 2009 capital budget, ad referendum of the General Shareholders’ Meeting to be held on April 8, 2009.

• Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company’s by-laws.

18. Domestic and International Acquisitions

(a) Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), the Corporation’s goodwill is not amortized, but is tested for impairment at a reporting unit level, which is an operating segment or one level below an operating segment. The Company conducts its annual goodwill impairment review in the fourth quarter of each year and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable.

Goodwill impairment encompasses a two step approach. In the first step the Company compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value is lower than the carrying amount including goodwill, there is an indication of impairment loss that is measured by performing the second step. In the second step, the estimated fair value from the first step is used as the purchase price in a hypothetical acquisition of the reporting unit. Purchase business combination accounting rules are followed to determine a hypothetical purchase price allocation to the reporting unit’s assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared to the recorded amount of goodwill for the reporting unit, and the recorded amount is written down to the hypothetical amount, if lower.

During the fourth quarter of 2008, the Company recorded a goodwill impairment of US$223 in Petrobras’ indirect subsidiary in United States, Pasadena Refining System, that encompasses a refinery and a trading company. The primarily factors for the goodwill impairment were: (a) a decline in the price of crude oil and oil products (b) a gross margin decrease of refined products in the wholesale market, and (c) a decrease in the demand for refined products.

• Change in the balance of goodwill for the years ended December 31, 2008 and 2007:

Balance as of December 31, 2006	243

USA trading and refining companies	223
Utilization of tax loss carryforwards	(168)
Cumulative translation adjustment	15

Balance as of December 31, 2007	313

Goodwill from PIB BV	50
Goodwill impairment of Pasadena Refining System	(223)
Cumulative translation adjustment	(22)

Balance as of December 31, 2008	118

(b) Acquisition of Japanese Refinery and other assets

On November 09, 2007, Petrobras signed a share purchase agreement to buy 87.5% of the shares of the Japanese company Nansei Sekiyu Kabushiki Kaisha (NSS) from TonenGeneral Sekiyu Kabushiki Kaisha (TGSK), a subsidiary of ExxonMobil for an amount of approximately US$50. The acquisition includes a refinery with a capacity of 100,000 bpd, which refines light oil and produces high quality oil products. It also comprises an oil and oil products terminal with a storage capacity of 9.6 million barrels, three piers with a capacity to receive ships laden with up to 97,000 deadweight tonnage (dwt) and a single point mooring for Very Large Crude Carriers (VLCC) of up to 280,000 dwt.

The transfer of the share control took place in April 2008. Due to immateriality, proforma information has not been presented.

(c) Incorporation of a biofuels company - Petrobras Biocombustível S.A.

With the creation of the subsidiary Petrobras Biocombustível S.A. on June 16, 2008, Petrobras took advantage of the business opportunity arising from the increase in the worldwide demand for biofuels and also strengthened its position as a company committed to the environment and social development. In addition to contributing to a reduction in global warming, biofuels help generate employment and income in rural areas with the use of family agriculture in the production of the raw materials.

• UBiodiesel refineries

On July 29, 2008, Petrobras’ first refinery for commercial production of biodiesel was inaugurated in Candeias in the state of Bahia. Usina de Quixadá in the state of Ceará was inaugurated on August 20, 2008, and in January 2009, Usina de Montes Claros in the state of Minas Gerais entered into production. The three refineries have the same production capacity, totalling 170 million liters per year. In 2008, the refineries that had been inaugurated were operated by Petróleo Brasileiro S.A. – Petrobras, while Petrobras Biocombustível S/A was awaiting definition of certain regulatory questions involving authorization to start production, issued by the Brazilian Agency for Petroleum, Natural Gas and Biofuels (ANP). This authorization was granted on January 8, 2009.

The implementation of the three refineries is accompanied by a program for development of the regional agricultural market, which will supply the raw material for the production of biodiesel. Thus there will be an increase in the creation of employment and income, always observing entrepreneurial, social and environmental sustainability. The Company follows the premises of the National Program for Production and Use of Biodiesel and is committed to obtaining the Fuel Seal, which has already been awarded to the Candeias and Quixadá refineries and which the Montes Claro refinery is in the final stage of obtaining.

In the first quarter of 2009, Petrobras Biocombustível will deliver the volume negotiated in ANP’s 12th auction, totalling 14.5 millions liters from the three biodiesel refineries.

• International agreement for encouraging development of family agriculture

Petrobras Biocombustível, GTZ (German Technical Cooperation) and Empresa de Assistência Técnica e Extensão Rural do Estado do Ceará (Ematerce) entered into an agreement that will extend the providing of technical assistance services to family farmers that provide raw material to the Quixadá Refinery in the state of Ceará.

This partnership will increase the support for social organization and strengthening of family agriculture in the state of Ceará in a sustainable way. In all there will be 47 technical professionals and consultants provided by the three partners, who will carry out the activities established by this agreement for a period of two years, benefiting around eight thousand family farmers from the hinterland (Sertão Central) of Ceará, of the Quixadá region.

GTZ - a German government owned company that manages technical cooperation projects in partnership with public and private institutions in various parts of the world - will contribute with its experience in supporting family agriculture.

• UBioenergy Complexes

Steps have been initiated for transfer of the shareholding interest of Petróleo Brasileiro S.A. - Petrobras in the company Participações em Complexos Bioenergéticos S.A. - PCBIOS to Petrobras Biocombustível S.A.

PCBIOS is a closely held joint stock company incorporated under prevailing law in Brazil, formed by Petrobras and Mitsui & Co. with a 50% shareholding interest each, whose corporate purpose is to hold interests in bioenergy complexes as a shareholder, or in any other company or undertaking in Brazil, especially for investment in companies set up for the development of bioenergy projects.

(d) Acquisition of distribution interests in Chile

On August 07, 2008, Petrobras signed an agreement to purchase ExxonMobil’s interest in Esso Chile Petrolera and in other associated Chilean companies.

The agreement encompasses the retail, industrial and aviation fuels businesses (ExxonMobil’s chemical, lubricants and special products businesses in Chile are not included in the agreement) and the transfer of control is scheduled to take place in the second quarter of 2009, together with the payment of approximately US$400. Due to immateriality, proforma information has not been presented.

(e) Acquisition in Argentina

On September 29, 2008, was concluded the acquisition by PESA in Argentina of 25.67% of the assets of the Sierra Chata blocks, already producing natural gas, and of 52.37% of the assets of Parva Negra, in the exploration stage, from ConocoPhilips for the total amount of US$77, increased primarily of changes in working capital. Due to immateriality, proforma information has not been presented.

(f) Acquisition option of the remaining 50% of Pasadena refinery

In a preliminary decision handed down on October 24, 2008, in the arbitration process between Petrobras America Inc. and others (“PAI”) and Astra Oil Trading NV and others (“ASTRA”), which is in progress in accordance with the arbitration rules of the International Centre for Dispute Resolution, the exercise of the put option exercised by ASTRA with respect to PAI of the remaining 50% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), a company which holds interests in Refinaria de Pasadena, and in its related trading company, both with operational offices in Texas, was considered valid. The decision also determined as valid the exercise of the sale option, by its affiliated companies, of PRSI Trading Company LP, a company set up for trading, selling and distributing crude oil and products refined by the refinery.

The operating, management and financial responsibilities were transferred to PAI, based on this preliminary decision. However, the final price to be paid for these remaining ‘shares will be defined in the final decision to be handed down in the arbitration, since the parties disagree with respect to the value to be attributed to the shares.

No business combination has been recorded as there was no transfer of shares, exchanges of consideration and transfer of effective control.

(g) Acquisition of Juiz de Fora Thermoelectric Power Station

On October 04, 2007, Petrobras purchased from Energisa S.A. 100% of the shares of the Juiz de Fora Thermoelectric Power Station, a natural gas powered power station, with an installed power-generation capacity of 87 MW, and which has supply contracts to sell energy until 2022.

In addition, Petrobras Comercializadora de Energia Ltda. and Energisa S.A. entered into a contract for use of the rights to sell energy with the subsidiaries of Energisa in the Northeast of Brazil. The purchase price was US$119 (R$210 million). Due to immateriality, proforma information has not been presented.

(h) Refinaria Abreu e Lima

Refinaria Abreu e Lima S.A. was established on March 7, 2008, as a closely held joint stock company. The company has its head office at Complexo Industrial Portuário do SUAPE, in the municipality of Ipojuca in the State of Pernambuco and its corporate purpose is the construction and operation of an oil refinery, as well as refining, processing, trading, importing, exporting and transporting oil and oil products, correlated products and biofuels.

The start-up of operations is forecast for the second half of 2010, reaching full capacity in 2011. The investment in Refinaria Abreu e Lima will be US$ 4,050 and it will have the capacity to process 200,000 barrels of petroleum per day. Around 65% of the processed volume will be diesel oil, the fuel that is most consumed in Brazil. Kitchen gas (LPG), petrochemical naphtha and coke (a solid fuel used in ironworks, the cement industry, thermal electric powerstations and the aluminum industry) will also be produced.

The project for the refinery is particularly advanced with respect to technology. This oil refinery will be Petrobras' first unit to process 100% heavy crude oil. In addition, it will have the capacity to produce oil products with low sulfur levels. Refinaria Abreu e Lima will start up its operations producing diesel with 50 ppm of sulfur and will be capable of producing diesel with 10 ppm of sulfur, the current European standard.

19. Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government’s continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not predictable.

The Company currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require the Company to purchase a minimum of approximately 134,031 barrels per day at respective current market prices.

Petrobras provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$2,513 (US$2,984 in 2007). Out of this total, US$1,154 (US$1, 302 in 2007) represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments. For areas whose concessions were obtained by bidding from the ANP, Petrobras has given bank guarantees totaling US$522 through December 31, 2008 (US$506 in 2007).

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), to purchase a total of 201,9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until the 2019 and will be renewed until the total contracted volume has been consumed. The pipeline achieved an average throughput of 29.3 million cubic meters per day during 2008.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.

(a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2008 and 2007, the respective amounts accrued by type of claims are as follows:

	As of December 31,

	2008	2007

Labor claims	50	58
Tax claims	81	149
Civil claims	220	155
Commercials claims and other contingencies	28	20

Total	379	382

Current contingencies	(23)	(30)

Long-term contingencies	356	352

As of December 31, 2008 and 2007, in accordance with Brazilian law, the Company had paid US$798 and US$977, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

Brasoil and Petrobras participate in several contracts relating to the conversion and acquisition of P-36 Platform, which suffered a total loss in 2001 accident. Under these contracts, Brasoil and Petrobras has committed to depositing any insurance reimbursement, in the amount of US$175, in case of an accident, in favor of a Security Agent for the payment of creditors, in accordance with contractual terms. A legal action brought by companies that claim part of these payments is currently in progress in a London Court, since Brasoil and Petrobras understand to be entitled to such amounts in accordance with the distribution mechanism established in the contract.

At the current stage of the proceedings, Petromec, the contractual party involved, filed a claim against Brasoil and Petrobras in the amount of US$154 plus interest, on September 29, 2008. The defence for Brasoil and Petrobras should be filed in May 2009. The hearing of Petromec’s claim should take place in 2010.

Plaintiff: Porto Seguro Imóveis Ltda.

On November 23, 1992, Porto Seguro Imóveis Ltda., a minority shareholder of Petroquisa, filed a suit against Petrobras in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by Petroquisa in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

In this suit, the plaintiff claims that Petrobras, as the majority shareholder in Petroquisa, should be obliged to reinstate the “loss” caused to the net worth of Petroquisa, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14, 1997, that considered Petrobras liable with respect to Petroquisa for losses and damages in an amount equivalent to US$3,406.

In addition to this amount, Petrobras was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to Petroquisa and Petrobras holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award.

In performance of the decision published on June 05, 2006, the Company is now awaiting assignment of the agenda to re-examine the matter relating to the blocking of Petrobras’ Special Appeal. If the award is not reversed, the indemnity estimated to Petroquisa, including monetary correction and interest, would be US$5,854. As Petrobras owns 100% of Petroquisa’s share capital, a portion of the indemnity estimated at US$3,863, will not represent a disbursement from Petrobras’ Group. In case of loss, Petrobras would have to pay US$293 to Porto Seguro and US$1,171 to Lobo & Ibeas by means of attorney’s fees, however based on the opinion of its legal advisers, the Company does not expect to obtain an unfavorable ruling in this case and considers the risk of loss with respect to this lawsuit to be possible.

Plaintiff: The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ)

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000. At the time, Petrobras paid out extrajudicial indemnification to all who proved they were fishermen when the accident happened. According to the records of the national fishermen’s registry, only 3,339 people were eligible to claim indemnification.

On February 2, 2007, the decision, partially accepting the expert report, was published and, on the pretext of quantifying the amount of the conviction, established that the parameters for the respective calculation based on the criteria would result in an amount of US$472. Petrobras appealed against this decision before the Court of Appeals of Rio de Janeiro, as the parameters stipulated in that the decision had already been specified by the Court of Appeals of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, the decision of the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published, denying approval of the appeal filed by Petrobras and approving the appeal lodged by FEPERJ, which presents a significant increase in the value of the damages, since in addition to having maintained the 10- year indemnification period, it increased the number of fishermen included in the claim. Special appeals were lodged against the decision by the Company, which is awaiting a hearing before the Superior Court of Justice (STJ). In accordance with the Company’s expert assistant calculation, the recorded amount of US$15 represents the award that will be set by the court at the end of the process. Based on its legal counsels’ opinion, the Company’s Management believes it is possible that the Company will not prevail in this case.

Plaintiff: Distribution Companies

The Company was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to legal actions of approximately US$312, up to December 31, 2008 some US$34 (US$45 in 2007) had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

The Company, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that were previously withdrawn from its accounts.

Plaintiff: IBAMA (Brazilian Institute for the Environment and Renewable Resources)

Failure to comply with the Settlement and Commitment Agreement (TAC) clause relating to Campos Basin of 08/11/2004 by continuing drilling without prior consent. The lower administrative court sentenced Petrobras to pay for the non-compliance to the TAC. The Company filed an administrative appeal which is awaiting judgment. The maximum exposure including monetary restatement for Petrobras as at December 31, 2008, is US$56. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

(b) Notification from the INSS - joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

In order to guarantee the appeals’ filing and/or the obtainment from INSS of Debt Clearance Certificate, US$49 from the amounts disbursed by the Company is recorded as restricted deposits for legal proceedings and guarantees and may be recovered under the respective proceedings in progress, which are related to 331 assessments amounting to US$155. Petrobras’ legal department expects a possible defeat regarding these assessments, as it considers the risk of future disbursement to be possible.

(c) Tax assessments

Plaintiff: Internal Revenue Service of Rio de Janeiro - Withholding Income Tax related to charter of vessels

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Income Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

Petrobras has defended itself against these tax assessments. Administrative appeals were lodged with High Court of Appeals for Fiscal Matters, last administrative level, which still await trial. The maximum exposure including monetary restatement for Petrobras as of December 31, 2008 is US$1,871. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Rio de Janeiro state finance authorities - II and IPI Tax related to the LSinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) related to the Sinking of P-36 Platform. Trial court ruling against Petrobras. An appeal was lodged, which is pending judgment. Petrobras filed for a writ of mandamus and obtained an injunction that barred tax collection until the investigations determining the reasons causing the sinking of the platform have been concluded. The Federal Government / National Finance Office have filed an appeal which is pending judgment. With the decision of the Maritime Court, the Company filed a Tax Debt Annulment Lawsuit and obtained an injunction suspending the collection of the tax. The maximum exposure including monetary restatement for Petrobras as of December 31, 2008, is US$104 of II and US$47 of IPI. Based on its legal counsels’ advice, the Company has assessed risk of loss to be remote.

Plaintiff: Rio de Janeiro state finance authorities - ICMS Tax related to the Sinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with ICMS (Domestic value-added tax) related to the Sinking of P-36 Platform. ICMS – Sinking of Platform P-36. Lower court decision favorable to Petrobras Appeal filed by the State of Rio de Janeiro and by Petrobras, with respect to the amount of the fees. By a majority decision the appeal of the State of Rio de Janeiro was approved and the appeal by the company was considered invalid. Awaiting publication of the court decision. The maximum exposure including monetary restatement for Petrobras as of December 31, 2008, is US$331. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Rio de Janeiro state finance authorities - II and IPI Tax related to Termorio equipments

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station Termorio S.A.

On August 15, 2006, the Company filed in the inspector’s department of the Federal Revenue Department of Rio de Janeiro a refutation against this tax deficiency notice, considering that the tax classifications that were made were based on a technical report of a renown institute. In a session on October 11, 2007, the First Panel of Judgment dismissed the tax assessment, prevailing over a judge who voted for partial granting. The inspector’s department of the Federal Revenue Department lodged an appeal with the Taxpayers’ Council, which has not yet been heard. The maximum exposure including monetary restatement for Petrobras as of December 31, 2008, is US$277. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain - CIDE

The Federal Revenue service filed a Tax Assessment against the Company due to non-payment in the period of March 2002 to October 2003 of the Contribution of Intervention in the Economic Domain - CIDE, the per-transaction tax payable to the Brazilian government, required to be paid by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products, pursuant to court orders obtained by Distributors and Fuel Stations, protecting them from levying of this charge. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2008 is US$474. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service

The Federal Revenue Service filed a Tax Assessment against the Company related to IRRF - Withholding Income Tax on remittances to pay for oil imports. The claim was accepted by the lower court. An Appeal was filed by the Federal Revenue Office to the Council of Taxpayers, which was accepted. Petrobras is awaiting notification in order to file a voluntary appeal. The maximum exposure including monetary restatement for Petrobras as at December 31, 2008 is US$308. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: State Revenue Service of Rio de Janeiro

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with 2003 late payment fine on payment made by voluntary admission of the corporate income tax and social contribution on net income. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure including monetary restatement for Petrobras as at December 31, 2008 is US$103. The Company assessed that it is more likely than not on the technical merits that the Company’s position will be sustained.

Plaintiff: State Revenue Service of Alagoas

Alagoas state finance authorities filed a Tax Assessment against the Company in connection with alleged issue of invoices for transfer on unprocessed natural gas (called “rich gas” by State Revenue Service of Alagoas) to the state of Sergipe at lower than market prices between 2000 and 2004. The lower court ruled the charge was correct. Petrobras filed a Voluntary which is awaiting judgment. The maximum exposure including monetary restatement for Petrobras as at December 31, 2008, is US$47. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain Charge- CIDE

The Federal Revenue service filed a Tax Assessment against the Company in connection with the failure by Petrobras to withhold CIDE (Contribution of Intervention in the Economic Domain Charge) on naphtha import operations resold to Braskem. The lower court ruled, by a majority decision, that the charge was correct. Petrobras filed a voluntary appeal which is awaiting judgment. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2008, is US$608. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain Charge- CIDE

The Federal Revenue service filed a Tax Assessment against the Company in connection with the failure by Petrobras to withhold CIDE (Contribution of Intervention in the Economic Domain Charge) on propane and butane import operations. The lower court ruled considered the assessment to have grounds. Petrobras filed a voluntary appeal which is awaiting judgment. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2008, is US$78. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Agência Nacional de Petróleo (National Petroleum Agency, or ANP) -Special Participation in the Marlim Field

The governmental participation was established by the Brazilian Law on Oil No. 9,478/97 and is collected as a means of compensation for oil production activities, incident upon high volume production fields.

The method used by Petrobras to calculate the special participation due for the Marlim field, is based on the legally legitimate interpretation of Directive 10 of January 14, 1999, approved by the National Petroleum Agency (ANP) itself.

On August 16, 2006 the full Board of Directors of the ANP approved the report on the certification of the payment of the special participation in the Marlim field that established the methodology to be applied with regard to the Special Participation in Marlim, and also determined that Petrobras make an additional payment in the amount of US$195 (R$400 million), relating to underpayments by Petrobras as a result of having used the calculation method initially determined by the ANP.

Petrobras accepted the order of the ANP on the grounds that the new methodology would not be applied retroactively, thus ensuring compliance with constitutional principles such as legal security and perfect legal and paid the additional amount charged in accordance with the final decision of the highest level of the decision-making of the ANP – its Full Board of Directors.

On July 18, 2007, Petrobras was notified of a new ANP Board Resolution stipulating the payment of further sums considered due, retroactively to 1998, annulling the earlier Board Resolution on August 16, 2006.

Petrobras filed a petition of writ of mandamus and obtained an injunction to suspend the charge of the differences with regard to the Special Participation mentioned in ANP Resolution No. 400/2007, until the legal proceedings, currently underway in the Federal Courts of Rio de Janeiro, are concluded.

The administrative collection, which had been suspended due to the injunction granted in a Writ of Security, was resumed due to the dismissal of the appeal by Petrobras. The company filed an appeal with the Civil Appeals Court and also filed for a temporary stage, both of which are awaiting a hearing by the Court.

Question decided judicially. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2008, is US$1,366. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

(d) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional)

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$5,003 from 2000 to December 31, 2008 under this program. During the years ended December 31, 2008 and 2007 the Company made expenditures of approximately US$355 and US$567, respectively. The Company believes that future payments related to environmental cleanup activities resulting from these incidents, if any, will not be material.

Presidente Getúlio Vargas refinery oil spill

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. Awaiting initiation of the expert investigation to quantify the amount. The maximum exposure including monetary restatement for Petrobras as of December 31, 2008, is US$47. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

Araucária-Paranaguá pipeline rupture

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US$80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which was contested by the Company through administrative proceeding but the appeal was rejected. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. The maximum exposure including monetary restatement for Petrobras as of December 31, 2008, is US$48. Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

Oil spill related to the sinking of P-36 Platform

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. According to that published on May 23, 2007, the claim was considered to have grounds, in part, to sentence Petrobras to pay the amount of US$56 (R$100 million) in damages for the damage caused to the environment, to be restated monthly and with 1% per month interest on arrears as counted from the date on which the event took place. Petrobras filed a motion for clarification, which is pending judgment. The maximum exposure including monetary restatement for Petrobras as of December 31, 2008, is US$91. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

(e) Minimum operating lease payments

The Company is committed to make the following minimum payments related to operating leases as of December 31, 2008:

2010	4,271
2011	3,705
2012	3,460
2013	2,794
2014	1,654
2015 and thereafter	3,012

Minimum operating lease payment commitments	18,896

The Company incurred US$2,983, US$2,683 and US$2,016, in rental expense on operating leases at December 31, 2008, 2007 and 2006, respectively.

20. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains a corporate risk management policy that is executed under the direction of the Company’s executive officers.

In 2004, the Executive Committee of Petrobras set up the Risk Management Committee composed of executive managers from all the business departments and from a number of corporate departments. This committee, as well as having the objective of assuring integrated management of exposures to risks and formalizing the main guidelines for the company’s operation, aims at concentrating information and discussing actions for risk management, facilitating communication with the executive offices and the board of directors in aspects related to best corporate governance practices.

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the company may attain its strategic goals.

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

(a) Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The Company does not use derivatives contracts for speculative purposes.

The Company does not usually use derivatives to manage overall commodity price risk exposure, taking into consideration that the Company’s business plan uses conservative price assumptions associated to the fact that, under normal market conditions, price fluctuations of commodities do not represent a substantial risk to achieving strategic objectives.

The decision to hedging or non-hedging derivative are reviewed periodically and recommended, or not, to the Risk Management Committee. If entering into derivative is indicated, in scenarios with a significant probability of adverse events, and approved by the board of directors, the derivative transactions should be carried out with the aim of protecting the company’s solvency, liquidity and execution of the corporate investment plan, considering an integrated analysis of all the company’s risk exposures.

Outstanding derivatives contracts were entered into in order to mitigate price risk exposures from specific transactions, in which positive or negative results in the derivative transactions are totally or partially offset by the opposite result in the physical positions. The transactions covered by commodity derivatives are: certain cargoes traded from import and export operations and transactions between different geographical markets.

As a result of the Company currently price risk management, the derivatives are contracted as short term operations, in order to accompany the time frames corresponding to the risk exposure. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur. For the years ended December 31, 2008, 2007 and 2006, the Company entered into commodity non-hedging derivative transactions for 66,64%, 56.59% and 26.42%, respectively, of its total import and export trade volumes.

The main parameters used in risk management for variations of Petrobras’ oil and oil product prices are the cash flow at risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments, and Stop Loss. Corporate limits are defined for VAR and Stop Loss.

The main counterparts of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), IntercontinentalExhange and JP Morgan.

The commodity derivatives contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change. As of December 31, 2008, the Company had the following outstanding commodity derivative contracts that were entered into:

	Notional amount in thousands of bbl* As of December 31,

Commodity Contracts Maturity 2009	2008	2007

Futures and Forwards contracts	5,647	7,329
Options contracts	-	8,090

* A negative notional amount represents a short position
** The negative fair values were stated in liabilities and the positive fair values in assets. The amounts for 2007 are presented only for comparative purposes.

At December 31, 2008, the portfolio for commercial operations carried out abroad, as well as the derivatives for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$12.

(b) Foreign currency risk management

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate. With respect to the management of these risks, the Company seeks to identify and handle them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the derivative.

Taking advantage of operating in an integrated manner in the energy segment, the company seeks, primarily, to identify or create “natural risk mitigation”, benefiting from the correlation between its income and expenses. In the specific case of exchange variation inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the real and the US dollar or another currency.

The management of risks is done for the net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain Company’s obligations.

The Company entered into an over the counter contract, not designated as hedge accounting, for covering the trading margins inherent to exports (aviation segment) for foreign clients. The objective of the operation, contracted contemporaneously with the definition of the cost of the products exported, is to lock the trading margins agreed with the foreign clients. Internal policy limits the volume of derivative contracts to the volume of products exported.

The over the counter contract is reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

(b) Foreign currency risk management

As of December 31, 2008, the Company had the following foreign currency derivative contracts, not designated as hedging accounting, that were entered into:

Foreign Currency

Maturing in 2009%		Notional Amount

Forwards
Sell USD / Pay BRL		117

Average Contractual Exchange rate	1.8
		117

At December 31, 2008, the forward derivative contract presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$2.

Cash flow hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

The Company has elected to designate its cross currency swap as cash flow hedges. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extend the hedge is effective, is reported in accumulated other comprehensive income until the cash flow of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedged items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flow of the bonds issued in Yens.

As of December 31, 2008, the Company had the following cross currency swap, which was entered into:

Cross Currency Swaps
Maturing in 2016%		Notional Amount (MM JPY)

Fixed to fixed		35,000
Average Pay Rate (USD)	5.69
Average Receive Rate (JPY)	2.15

		35,000

At December 31, 2008, the cross currency swap presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$26.

(c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

(d) Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the statement of financial position for the year ended December 31, 2008.

In millions of dollars	Asset Derivatives		Liability Derivatives

As of December 31,	2008		2008

	Balance Sheet	Fair	Balance Sheet	Fair
	Location	Value	Location	Value

Derivatives designated as
hedging instruments under
SFAS 133
	Other current
Foreign exchange contracts	assets	47

Total		47		-

Derivatives not designated as
hedging instruments under
SFAS 133
	Other current		Other payables and
Foreign exchange contracts	assets		accruals	2
			Other payables and
Commodity contracts	Other assets		accruals	7
	Other current
Commodity contracts	assets	69
Total		69		9

Total Derivatives		116		9

The effect of derivative instruments on the statement of financial position for the year ended December 31, 2007.

In millions of dollars	Asset Derivatives		Liability Derivatives

As of December 31,	2007		2007

	Balance Sheet	Fair	Balance Sheet	Fair
	Location	Value	Location	Value

Derivatives designated as
hedging instruments under
SFAS 133
	Other current
Foreign exchange contracts	assets	3		-

Total		3		-

Derivatives not designated as
hedging instruments under
SFAS 133
	Other current
Foreing exchange contracts	assets	2
			Other payables and
Commodity contracts	Other assets	4	accruals	46
	Other current
Commodity contracts	assets	9
Total		15		46

Total Derivatives		18		46

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2008.

Amount of Gain or
	Amount of Gain or		Amount of Gain or	(Loss) Recognized in
	(Loss) Recognized		(Loss) Reclassified	income on derivative
	in OCI on		from Accumulated	(Inefective Portion and
	Derivative		OCI into Income	Amount Excluded from
	(Effective Portion)	Location of Gain or	(Effective Portion)	Effectiveness Testing

Derivatives in		(Loss) reclassified
SFAS 133 - Cash		from Accumulated
Flow Hedging		OCI into Income
Relationship	2008	(effective portion)	2008	2008

Foreign exchange
contracts	(20)	Financial Expenses	(10)

	(20)		(10)	-

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2007.

Amount of Gain
or (Loss)
			Reclassified	Amount of Gain or (Loss)
			from	Recognized in income on
	Amount of Gain or		Accumulated	derivative (Inefective
	(Loss) Recognized in		OCI into Income	Portion and Amount
	OCI on Derivative		(Effective	Excluded from
	(Effective Portion)	Location of Gain or	Portion)	Effectiveness Testing

Derivatives in		(Loss) reclassified
SFAS 133 - Cash		from Accumulated
Flow Hedging		OCI into Income
Relationship	2007	(effective portion)	2007	2007

Foreign exchange
contracts	3	Financial Expenses	(10)

	3		(10)	-

		Amount of Gain or
		(Loss) Recognized in
		Income on Derivative

Derivatives Not Designated
as Hedging Instruments	Location of Gain or (Loss)
under SFAS 133	Recognized in Income on Derivative	2008

Foreign Exchange contracts	Financial income/expenses net	(32)
Commodity contracts	Financial income/expenses net	243

Total		211

		Amount of Gain or
		(Loss) Recognized in
		Income on Derivative

Derivatives Not Designated
as Hedging Instruments	Location of Gain or (Loss)
under SFAS 133	Recognized in Income on Derivative	2007

Foreign Exchange contracts	Financial income/expenses net	14
Commodity contracts	Financial income/expenses net	(162)

Total		(148)

21. Financial Instruments

In the normal course of its business activities, the Company acquires various types of financial instruments.

(a) Concentrations of credit risk

Substantial portions of the Company’s assets including financial instruments are located in Brazil while substantially all of the Company’s revenues and net income are generated in Brazil. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cas h and cash equivalents, the Petroleum and Alcohol account, trade receivables and futures contracts.

The Company takes several measures to reduce its credit risk to acceptable levels. All cash and cash equivalents in Brazil are maintained with major banks. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available-for-sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2008 and December 31, 2007, the Company’s trade receivables were primarily maintained with large distributors.

(b) Fair value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. Fair values reflect the cash that would have been either received or paid if the instruments were settled at year end in an arms length transaction between willing parties. Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol account, short-term debt and trade payables approximate their carrying values.

The fair values of other long-term receivables and payables do not differ materially from their carrying values.

The Company’s debt including project financing obligations, resulting from FIN 46(R) consolidation amounted to US$21,046 at December 31, 2008, and US$16,734 at December 31, 2007, and had estimated fair values of US$20,032 and US$17,845, respectively.

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2008, was:

	As of December 31, 2008

	Level 1	Level 2	Level 3	Total

Assets
Marketable securities	1,665	-	-	1,665
Foreign exchange derivatives (Note 20)	-	47	-	47
Commodity derivatives (Note 20)	69	-	-	69
Other investments	76	-	-	76

Total assets	1,810	47	-	1,857

Liabilities
Commodity derivatives (Note 20)	7	2	-	9

Total liabilities	7	2	-	9

22. Segment Information

The following segment information has been prepared in accordance with SFAS No. 131 - Disclosure about Segments of an Enterprise and Related information (“SFAS 131”). The Company operates under the following segments, which are described as follows:

• Exploration and Production - This segment includes the Company’s exploration, production development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying refineries in Brazil as well as selling surplus Brazilian production in domestic and foreign markets and limited oil trading activities and transfers of natural gas to the Company’s Gas and Energy segment.

• Supply - This segment includes the Company’s refining, logistic, transportation, exportation and the purchase of crude oil, as well as the purchase and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and the Company’s two domestic fertilizer plants.

• Distribution - This segment represents the oil product and fuel alcohol distribution activities conducted by the Company’s majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

• Gas and Energy - This segment currently encompasses the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company’s participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

• International - This segment represents the Company’s international Exploration and Production, Supply, Distribution and Gas and Energy activities conducted in 23 countries outside Brazil.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health-care plans for non-active participants.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attribution to the business areas only items over which these areas have effective control.

The main criteria used to record the results and assets by business segments are summarized as follows:

• Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas;

• Costs and expenses includes the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

• Financial results are allocated to the corporate group;

• Assets: covers the assets relating to each segment.

The following presents the Company’s assets by segment:

	As of December 31, 2008

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	Disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,662	9,647	2,466	2,327	2,646	10,387	(3,377)	26,758

Cash and cash equivalents	-	-	-	-	-	6,499	-	6,499
Other current assets	2,662	9,647	2,466	2,327	2,646	3,888	(3,377)	20,259

Investments in non-
consolidated companies
and other investments	171	1,168	474	1,142	166	77	-	3,198

Property, plant and
equipment, net	45,836	15,806	10,719	9,341	1,621	1,418	(22)	84,719

Non-current assets	2,657	900	1,334	629	342	5,701	(543)	11,020

Total assets	51,326	27,521	14,993	13,439	4,775	17,583	(3,942)	125,695

	As of December 31, 2008

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	817	1,275	243	141	238	(387)	2,327
Investments in non-consolidated companies and other
investments	857	35	264	-	(14)	-	1,142
Property, plant and equipment, net	7,892	1,218	232	162	109	(272)	9,341
Non-current assets	708	64	68	51	1,472	(1,734)	629

Total assets	10,274	2,592	807	354	1,805	(2,393)	13,439

The following presents the Company’s assets by segment:

	As of December 31, 2007

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	3,180	13,725	2,864	2,184	2,848	10,710	(6,371)	29,140

Cash and cash
equivalents	-	-	-	-	-	6,987	-	6,987
Other current assets	3,180	13,725	2,864	2,184	2,848	3,723	(6,371)	22,153

Investments in non-
consolidated
companies and other
investments	85	2,348	550	1,278	640	211	-	5,112

Property, plant and
equipment, net	48,288	14,480	10,615	7,596	1,838	1,475	(10)	84,282

Non-current assets	1,622	665	1,507	659	326	6,741	(339)	11,181

Total assets	53,175	31,218	15,536	11,717	5,652	19,137	(6,720)	129,715

	As of December 31, 2007

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	843	1,113	157	197	217	(343)	2,184

Investments in non-consolidated companies and other
investments	889	39	309	21	20	-	1,278

Property, plant and equipment, net	6,100	1,070	219	182	149	(124)	7,596

Non-current assets	505	292	68	14	1,017	(1,237)	659

Total assets	8,337	2,514	753	414	1,403	(1,704)	11,717

Revenues and net income by segment are as follows:

			Year ended December 31, 2008

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	973	69,318	7,627	10,024	30,315	-	-	118,257
Inter-segment net operating revenues	58,051	26,884	1,175	916	577	-	(87,603)	-

Net operating revenues	59,024	96,202	8,802	10.940	30,892	-	(87,603)	118,257

Cost of sales	(21,130)	(94,641)	(7,642)	(8,735)	(28,317)	-	87,600	(72,865)
Depreciation, depletion and amortization	(3,544)	(1,109)	(367)	(564)	(165)	(179)	-	(5,928)
Exploration, including exploratory dry holes	(1,303)	-	-	(472)	-	-	-	(1,775)
Impairment	(171)	-	-	(348)	-	-	-	(519)
Selling, general and administrative expenses	(419)	(2,486)	(483)	(788)	(1,425)	(1,972)	144	(7,429)
Research and development expenses	(494)	(151)	(40)	(3)	(8)	(245)	-	(941)
Employee benefit expense	-	-	-	-	-	(841)	-	(841)
Other operating expenses	(117)	(319)	(612)	(473)	(90)	(1,054)	-	(2,665)

Costs and expenses	(27,178)	(98,706)	(9,144)	(11,383)	(30,005)	(4,291)	87,744	(92,963)

			Year ended December 31, 2008

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Operating income (loss)	31,846	(2,504)	(342)	(443)	887	(4,291)	141	25,294
								-
Equity in results of non-consolidated companies	-	(245)	103	71	49	1	-	(21)
Financial income (expenses), net	-	-	-	-	-	2,377	-	2,377
Other taxes	(37)	(64)	(53)	(126)	(11)	(142)	-	(433)
Other expenses, net	(152)	(143)	(212)	(107)	320	69	-	(225)

Income (Loss) before income taxes and minority
interest	31,657	(2,956)	(504)	(605)	1,245	(1,986)	141	26,992

Income tax benefits (expense)	(10,764)	922	205	(213)	(406)	1,045	(48)	(9,259)

Minority interest in results of consolidated
subsidiaries	138	38	76	10	-	884	-	1,146

Net income (loss) for the year	21,031	(1,996)	(223)	(808)	839	(57)	93	18,879

	Year ended December 31, 2008

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,383	5,611	424	2,604	2	-	10,024
Inter-segment net operating revenues	1,458	1,702	49	72	-	(2,365)	916

Net operating revenues	2,841	7,313	473	2,676	2	(2,365)	10,940

Cost of sales	(901)	(7,341)	(350)	(2,512)	(4)	2,373	(8,735)
Depreciation, depletion and amortization	(419)	(83)	(15)	(22)	(25)	-	(564)
Exploration, including exploratory dry holes	(472)	-	-	-	-	-	(472)
Impairment	(123)	(223)	-	(2)	-	-	(348)
Selling, general and administrative expenses	(197)	(162)	(25)	(132)	(272)	-	(788)
Research and development expenses	-	-	-	-	(3)	-	(3)
Other operating expenses	(170)	(280)	24	5	(52)	-	(473)

							(11,38
Costs and expenses	(2,282)	(8,089)	(366)	(2,663)	(356)	2,373	3)

	Year ended December 31, 2008

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Operating income (loss)	559	(776)	107	13	(354)	8	(443)

	Year ended December 31, 2008

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Equity in results of non-consolidated
companies	41	(1)	9	-	22	-	71
Other taxes	(18)	(1)	(1)	(2)	(104)	-	(126)
Other expenses, net	(87)	(2)	1	-	(19)	-	(107)

Income (loss) before income taxes and
minority interest	495	(780)	116	11	(455)	8	(605)

Income tax benefits (expense)	(267)	(30)	(2)	(1)	87	-	(213)

Minority interest in results of consolidated
subsidiaries	(132)	161	(32)	2	11	-	10

Net income (loss) for the year	96	(649)	82	12	(357)	8	(808)

Revenues and net income by segment are as follows:

	Year ended December 31, 2007

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	2,455	50,531	3,673	8,132	22,944	-	-	87,735
Inter-segment net operating revenues	39,536	19,018	1,239	969	376	-	(61,138)	-

Net operating revenues	41,991	69,549	4,912	9,101	23,320	-	(61,138)	87,735

Cost of sales	(15,147)	(61,881)	(4,514)	(7,042)	(21,124)	-	59,919	(49,789)
Depreciation, depletion and amortization	(3,335)	(1,077)	(259)	(567)	(155)	(151)	-	(5,544)
Exploration, including exploratory dry holes	(648)	-	-	(775)	-	-	-	(1,423)
Impairment	(26)	(19)	-	(226)	-	-	-	(271)
Selling, general and administrative expenses	(305)	(1,999)	(597)	(692)	(1,198)	(1,577)	118	(6,250)
Research and development expenses	(447)	(171)	(94)	(2)	(6)	(161)	-	(881)
Employee benefit expense	-	-	-	-	-	(990)	-	(990)
Other operating expenses	(245)	(219)	(435)	(108)	(54)	(1,085)	10	(2,136)

Costs and expenses	(20,153)	(65,366)	(5,899)	(9,412)	(22,537)	(3,964)	60,047	(67,284)

	Year ended December 31, 2007

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Operating income (loss)	21,838	4,183	(987)	(311)	783	(3,964)	(1,091)	20,451
Equity in results of non-consolidated companies	-	71	104	64	-	(4)	-	235
Financial income (expenses), net	-	-	-	-	-	(582)	-	(582)
Other taxes	(43)	(75)	(36)	(72)	(90)	(346)	-	(662)
Other expenses, net	(196)	(8)	(28)	82	(17)	24	-	(143)

Income (loss) before income taxes and minority interest	21,599	4,171	(947)	(237)	676	(4,872)	(1,091)	19,299
Income tax benefits (expense)	(7,343)	(1,394)	357	(424)	(230)	2,775	371	(5,888)
Minority interest in results of consolidated subsidiaries	(184)	8	(244)	(154)	-	301	-	(273)

Net income (loss) for the year	14,072	2,785	(834)	(815)	446	(1,796)	(720)	13,138

	Year ended December 31, 2007

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,136	4,480	480	2,015	14	7	8,132
Inter-segment net operating revenues	1,473	1,606	48	23	-	(2,181)	969

Net operating revenues	2,609	6,086	528	2,038	14	(2,174)	9,101

Cost of sales	(933)	(5,875)	(424)	(1,952)	(15)	2,157	(7,042)
Depreciation, depletion and amortization	(432)	(86)	(15)	(20)	(14)	-	(567)
Exploration, including exploratory dry holes	(775)	-	-	-	-	-	(775)
Impairment	(226)	-	-	-	-	-	(226)
Selling, general and administrative expenses	(179)	(127)	(19)	(125)	(242)	-	(692)
Research and development expenses	-	-	-	-	(2)	-	(2)
Other operating expenses	(78)	32	10	11	(82)	(1)	(108)

	Year ended December 31, 2007

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Costs and expenses	(2,623)	(6,056)	(448)	(2,086)	(355)	2,156	(9,412)
Operating income (loss)	(14)	30	80	(48)	(341)	(18)	(311)
Equity in results of non-consolidated companies	(63)	27	23	-	77	-	64
Other taxes	(7)	(2)	(1)	(3)	(59)	-	(72)
Other expenses, net	(4)	29	42	-	15	-	82

Income (loss) before income taxes and minority
interest	(88)	84	144	(51)	(308)	(18)	(237)

Income tax benefits (expense)	(242)	-	1	(3)	(180)	-	(424)

Minority interest in results of consolidated
subsidiaries	(42)	(14)	(38)	17	(77)	-	(154)

Net income (loss) for the year	(372)	70	107	(37)	(565)	(18)	(815)

Revenues and net income by segment are as follows:

	Year ended December 31, 2006

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	3,351	42,831	2,833	4,938	18,394	-	-	72,347
Inter-segment net operating revenues	32,387	15,128	1,257	1,133	287	-	(50,192)	-

Net operating revenues	35,738	57,959	4,090	6,071	18,681	-	(50,192)	72,347

Cost of sales	(13,655)	(51,812)	(3,624)	(4,088)	(16,967)	-	49,962	(40,184)
Depreciation, depletion and amortization	(2,166)	(669)	(197)	(417)	(143)	(81)	-	(3,673)
Exploration, including exploratory dry holes	(501)	-	-	(433)	-	-	-	(934)
Impairment	(20)	-	-	(1)	-	-	-	(21)
Selling, general and administrative expenses	(460)	(1,359)	(362)	(541)	(982)	(1,141)	21	(4,824)
Research and development expenses	(346)	(141)	(78)	(2)	(5)	(158)	-	(730)
Employee benefit expense	-	-	-	-	-	(1,017)	-	(1,017)
Other operating expenses	(31)	(40)	(178)	(22)	(77)	(785)	13	(1,120)

Costs and expenses	(17,179)	(54,021)	(4,439)	(5,504)	(18,174)	(3,182)	49,996	(52,503)

Revenues and net income by segment are as follows:

	Year ended December 31, 2006

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Operating income (loss)	18,559	3,938	(349)	567	507	(3,182)	(196)	19,844
Equity in results of non-consolidated companies	-	5	(1)	37	-	(13)	-	28
Financial income (expenses), net	-	-	-	-	-	(100)	-	(100)
Other taxes	(45)	(73)	(49)	(63)	(79)	(285)	-	(594)
Other expenses, net	(73)	(20)	(15)	30	23	38	-	(17)

Income (loss) before income taxes and minority interest	18,441	3,850	(414)	571	451	(3,542)	(196)	19,161
Income tax benefits (expense)	(6,270)	(1,307)	140	(254)	(153)	2,086	67	(5,691)
Minority interest in results of consolidated subsidiaries	(229)	(10)	(231)	(194)	-	20	-	(644)

Net income (loss) for the year	11,942	2,533	(505)	123	298	(1,436)	(129)	12,826

	Year ended December 31, 2006

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporat e	Eliminations	Total

Net operating revenues to third parties	685	2,068	719	1,440	26	-	4,938
Inter-segment net operating revenues	1,831	1,450	41	6	-	(2,195)	1,133

Net operating revenues	2,516	3,518	760	1,446	26	(2,195)	6,071

Cost of sales	(948)	(3,307)	(577)	(1,433)	(26)	2,203	(4,088)
Depreciation, depletion and amortization	(309)	(65)	(14)	(16)	(13)	-	(417)
Exploration, including exploratory dry holes	(433)	-	-	-	-	-	(433)
Impairment	(1)	-	-	-	-	-	(1)
Selling, general and administrative expenses	(154)	(86)	(17)	(99)	(185)	-	(541)
Research and development expenses	-	-	-	-	(2)	-	(2)
Other operating expenses	(4)	4	13	9	(44)	-	(22)

Costs and expenses	(1,849)	(3,454)	(595)	(1,539)	(270)	2,203	(5,504)

	Year ended December 31, 2006

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Operating income (loss)	667	64	165	(93)	(244)	8	567
Equity in results of non-consolidated companies	20	12	2	-	3	-	37
Other taxes	(13)	(8)	-	(2)	(40)	-	(63)
Other expenses, net	29	-	11	33	(43)	-	30

Income (loss) before income taxes and minority interest	703	68	178	(62)	(324)	8	571

Income tax benefits (expense)	(305)	(24)	(79)	28	130	(4)	(254)

Minority interest in results of consolidated subsidiaries	(172)	(14)	(22)	25	(11)	-	(194)

Net income (loss) for the year	226	30	77	(9)	(205)	4	123

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

Capital expenditures incurred by segment for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Year ended December 31,

	2008	2007	2006

Exploration and Production	14,293	9,448	7,329
Supply	7,234	4,488	1,936
Gas and Energy	4,256	3,223	1,664
International
Exploration and Production	2,734	2,555	2,304
Supply	102	247	202
Distribution	20	37	77
Gas and Energy	52	25	54
Distribution	309	327	351
Corporate	874	628	726

	29,874	20,978	14,643

The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,

	2008	2007	2006

Brazil	106,350	83,022	70,733
International	40,179	29,403	23,160

	146,529	112,425	93,893

The total amounts sold of products and services to the two major customers in 2008 were US$8,176 and US$5,260 (US$9,029 and US$6,567 in 2007; and US$7,978 and US$5,689 in 2006).

23. Related Party Transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of its business.

Transactions with major related parties resulted in the following balances:

	As of December 31,

	2008		2007

	Assets	Liabilities	Assets	Liabilities

Petros (pension fund)	-	476	732	913
Banco do Brasil S.A.	627	2,170	2,030	337
BNDES (Note 12 (b))	-	1,202	-	1,316
Caixa Econômica Federal S.A.	1	1,548
BNDES (Project financing)	-	3,124	-	2,322
Federal Government	-	1,177	-	1,197
ANP	-	-	1	-
Restricted deposits for legal proceedings	677	35	863	88
Government securities	3,172	-	2,156	-
Petroleum and Alcohol account - receivable from Federal Government (Note 11)	346	-	450	-
Other	309	278	1,689	259

	5,132	10,010	7,921	6,432

Current	2,349	2,833	2,705	2,659

Long-term	2,783	7,177	5,216	3,773

These balances are included in the following balance sheet classifications:

	As of December 31,

	2008		2007

	Assets	Liabilities	Assets	Liabilities

Assets
Current
Cash and cash equivalents	2,070	-	2,127	-
Accounts receivable (Note 6)	27	-	266	-
Other current assets	252	-	312	-

Other
Government securities	1,686	-	1,996	-
Petroleum and Alcohol account - receivable from Federal Government (Note 11)	346	-	450	-
Restricted deposits for legal proceedings	677	-	863	-
Pension fund	-	-	732	-
Other assets	74	-	1,175	-

Liabilities
Current
Current portion of long-term debt	-	813	-	199
Current liabilities	-	136	-	431
Dividends and interest on capital payable to Federal Government	-	1,500	-	1,197
Current portion of project financings	-	384	-	832
Long-term
Long-term debt	-	4,061	-	1,447
Project financings	-	2,740	-	1,490
Other liabilities	-	376	-	836

	5,132	10,010	7,921	6,432

The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,

	2008		2007		2006

	Income	Expense	Income	Expense	Income	Expense

Sales of products and services
Braskem S.A.	130	-	2,096	-	1,788	-
Copesul S.A.	1,218	-	1,284	-	1,132	-
Petroquímica União S.A.	729	-	435	-	588	-
Other	378	-	120	-	315	-

Financial income	13	-	1	-	-	-
Petroleum and Alcohol
account receivable from
Federal Government
(Note 11)	4	-	6	-	7	-
Government securities	7	-	5	-	-	-
Other	(33)	-	46	-	71	-
Financial expenses	-	-	-	(3)	-	8
Other expenses, net	-	4	-	2	-	(2)

	2,446	4	3,993	(1)	3,901	6

24. Accounting for Suspended Exploratory Wells

The Company’s accounting for exploratory drilling costs is governed by Statement of Financial Accounting Standards No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS No. 19). On April 4, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP FAS 19-1) that amended SFAS No. 19 with respect to the deferral of exploratory drilling costs. The Company adopted FASB Staff Position FAS 19-1 “Accounting for Suspended Wells Costs” effective from January 1, 2005. There was no material impact at adoption.

24. Accounting for Suspended Exploratory Wells (Continued)

Costs the Company has incurred to drill exploratory wells that find commercial quantities of oil and gas are carried as assets on its balance sheet under the classification “Property, plant and equipment” as unproved oil and gas properties. Each year, the Company writes-off the costs of these wells that have not found sufficient proved reserves to justify completion as a producing well, unless: (1) the well is in an area requiring major capital expenditure before production can begin; and (2) additional exploratory drilling is under way or firmly planned to determine whether the capital expenditure is justified.

As of December 31, 2008, the total amount of unproved oil and gas properties was US$3,558, and of that amount US$876 (US$749 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of: (1) extended exploratory activities associated with offshore production; and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

In 1998, the Company’s government-granted monopoly ended and the Company signed concession contracts with the Agência Nacional de Petróleo (National Petroleum Agency, or ANP) for all of the areas the Company had been exploring and developing prior to 1998, which consisted of 397 concession blocks. Since 1998, the ANP has conducted competitive bidding rounds for exploration rights, which has allowed the Company to acquire additional concession blocks. After a concession block is found to contain a successful exploratory well, the Company must submit an “Evaluation Plan” to the ANP for approval. This Evaluation Plan details the drilling plans for additional exploratory wells. An Evaluation Plan is only submitted for those concession areas where technical and economic feasibility analyses on existing exploration wells evidence justification for completion of such wells. Until the ANP approves the Evaluation Plan, the drilling of additional exploratory wells cannot commence. If companies do not find commercial quantities of oil and gas within a specific time period, generally 4-6 years depending on the characteristics of the exploration area, then the concession block must be relinquished and returned to the ANP. Because the Company was required to assess a large volume of concession blocks in a limited time frame even when an exploratory well has found sufficient reserves to justify completion and additional wells are firmly planned, finite resources and expiring time frames in other concession blocks have dictated the timing of the planned additional drilling.

The following table shows the net changes in capitalized exploratory drilling costs during the years ended December 31, 2008 and 2007:

Unproved oil and gas properties (*)

	Year ended December, 31

	2008	2007

Beginning balance at January 1	2,627	2,054
Additions to capitalized costs pending determination of proved reserves	3,309	1,885
Capitalized exploratory costs charged to expense	(808)	(548)
Transfers to property, plant and equipment based on the determination of the proved reserves	(1,310)	(975)
Cumulative translation adjustment	(260)	211

Ending balance at December 31,	3,558	2,627

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the above table.

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of capitalized exploratory well costs

	Year ended
	December 31,

	2008	2007

Capitalized exploratory well costs that have been capitalized for a period of one year or less	2,682	1,186
Capitalized exploratory well costs that have been capitalized for a period greater than one year	876	1,441

Ending balance	3,558	2,627

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	83	195

Of the US$876 for 83 projects that include wells suspended for more than one year since the completion of drilling, approximately US$173 are related to wells in areas for which drilling was under way or firmly planed for the near future and that the Company has submitted an “Evaluation Plan” to the ANP for approval and approximately US$478 incurred in costs for activities necessary to assess the reserves and their potential development.

The US$876 of suspended wells cost capitalized for a period greater than one year as of December 31, 2008, represents 88 exploratory wells and the table below contains the aging of these costs on a well basis:

Aging based on drilling completion date of individual wells:

		Number
	Million of	of
	dollars	wells

2007	281	50
2006	411	16
2005	95	15
2004	40	3
2003	37	1
2002	12	3

	876	88

25. Subsequent Events

a. Creation of companies of the Rio de Janeiro petrochemical complex (COMPERJ)

On February 5, 2009, Petrobras, in continuation of the implementation of the Rio de Janeiro petrochemical complex (COMPERJ), formed six (6) joint stock companies in Rio de Janeiro, as follows:

• Comperj Participações S.A.: A specific purpose entity that will hold the interests of Petrobras in the producing companies of COMPERJ;

• Comperj Petroquímicos Básicos S.A.: A company producing basic petrochemicals;

• Comperj PET S.A.: A company producing PTA/PET;

• Comperj Estirênicos S.A.: A company producing styrene;

• Comperj MEG S.A.: A company producing glycol ethylene and ethylene oxide; and

• Comperj Poliolefinas S.A.: A company producing polyolefines (PP/PE);

At first, Petrobras will hold 100% of the total and voting capital of these companies, when the implementation of the integration and relationship model of the companies of COMPERJ will be made This model seeks to capture the synergies arising from locating a number of companies in the same production site. The assets, obligations and rights related to COMPERJ will be transferred to these companies by Petrobras at an opportune moment.

With the forming of these companies, Petrobras is initiating the preparation stage of the project for the entry of potential partners.

(b) Petrobras International Finance Company - PifCo

• On February 11, 2009, Petrobras International Finance Company - PifCo, a wholly owned subsidy of Petrobras, completed the issue of US$1,500 Global Notes on the international capitals market, with maturity on March 15, 2019, an interest rate of 7.875% p.a. and half-yearly payment of interest as from September 15, 2009. The funds raised are being used for general corporate purposes, including financing the Petrobras Business Plan 2009-2013.

This financing had issuing costs estimated at US$6, a premium of US$26 and an effective tax rate of 8.187% p.a. Global Notes constitute unsecured and unsubordinated obligations for PifCo and have the complete, unconditional guarantee of Petrobras.

• On March 24, 2009, the PifCo drewdown US$1,000 in a line of credit due on March 2011. The Line bear interest at a initial rate of 3 Month Libor + 2.65% per annum, payable quarterly. The proceeds will be used to finance the purchase of oil imports to Petrobras from PifCo.

(i) Capitalized costs relating to oil and gas producing activities

In accordance with SFAS 69 - Disclosures About Oil and Gas Producing Activities (“SFAS 69”), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country’s oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated Petrobras’ effective monopoly. The amendment was implemented by the Petroleum Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Petroleum Law established a regulatory framework ending Petrobras’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Petroleum Law, Petrobras was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Petroleum Law established a procedural framework for Petrobras to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects”. To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

The “International” geographic area includes activities in Angola, Argentina, Bolivia, Colombia, Ecuador, Mexico, Nigeria, Peru, Portugal, Turkey, India, Pakistan, Senegal, Mozambique, United States of America, Venezuela, Iran, Lybia and Tanzania. The Company has immaterial non-consolidated companies involved in exploration and production activities; the amounts related to such are in the line item titled “Investments in non-consolidated companies and other investments”.

(i) Capitalized costs relating to oil and gas producing activities (Continued)

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	As of December 31, 2008

	Brazil	International	Worldwide

Unproved oil and gas properties	1,898	1,660	3,558
Proved oil and gas properties	29,081	3,775	32,856
Support equipment	29,048	3,957	33,005

Gross capitalized costs	60,027	9,392	69,419
Depreciation and depletion	(25,076)	(2,641)	(27,717)

Construction and installations in progress	10,885	1,141	12,026

	45,836	7,892	53,728

Proportional interest of net capitalized costs of non-consolidated companies	-	692	692

Net capitalized costs	45,836	8,584	54,420

	As of December 31, 2007

	Brazil	International	Worldwide

Unproved oil and gas properties	1,585	1,042	2,627
Proved oil and gas properties	31,841	5,674	37,515
Support equipment	23,767	803	24,570

Gross capitalized costs	57,193	7,519	64,712
Depreciation and depletion	(22,222)	(2,302)	(24,524)

	34,971	5,217	40,188

Construction and installations in progress	13,558	883	14,441

	48,529	6,100	54,629
Proportional interest of net capitalized costs of non-consolidated companies	-	726	726

Net capitalized costs	48,529	6,826	55,355

(ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Year ended December 31, 2008

	Brazil	International	Worldwide

Property acquisitions
Proved	-	248	248
Unproved	42	305	347
Exploration costs	3,568	365	3,933
Development costs	11,633	1,587	13,220

	15,243	2,505	17,748
Proportional interest of costs incurred of non-consolidated companies	-	71	71

	15,243	2,576	17,819

	Year ended December 31, 2007

	Brazil	International	Worldwide

Property acquisitions
Proved	-	59	59
Unproved	119	464	583
Exploration costs	2,095	309	2,404
Development costs	7,928	1,132	9,060

	10,142	1,964	12,106
Proportional interest of costs incurred of non-consolidated companies	-	80	80

	10,142	2,044	12,186

	Year ended December 31, 2006

	Brazil	International	Worldwide

Property acquisitions
Proved	-	86	86
Unproved	38	630	668
Exploration costs	1,752	430	2,182
Development costs	6,022	817	6,839

	7,812	1,963	9,775
Proportional interest of costs incurred of non-consolidated companies	-	24	24

	7,812	1,987	9,799

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2008, 2007 and 2006 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Supply segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are contracted prices to third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and depreciation and amortization of equipment associated with production activities.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with SFAS 69, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

	Year ended December 31, 2008

	Brazil	International	Worldwide

Net operating revenues:
Sales to third parties	973	1,383	2,356
Intersegment (1)	54,983	1,458	56,441

	55,956	2,841	58,797
Production costs (2)	(18,019)	(901)	(18,920)
Exploration expenses	(1,303)	(473)	(1,776)
Depreciation, depletion and amortization	(3,544)	(419)	(3,963)
Impairment of oil and gas properties	(171)	(122)	(293)
Other operating expenses	(117)	(172)	(289)

Results before income taxes	32,802	754	33,556
Income tax expense	(11,153)	(267)	(11,420)

	21,649	487	22,136
Proportional interest in results of producing activities of non-consolidated companies	-	47	47

Results of operations (excluding corporate overhead and interest cost)	21,649	534	22,183

	Year ended December 31, 2007

	Brazil	International	Worldwide

Net operating revenues:
Sales to third parties	2,455	1,136	3,591
Intersegment (1)	37,323	1,473	38,796

	39,778	2,609	42,387
Production costs (2)	(12,998)	(933)	(13,931)
Exploration expenses	(648)	(775)	(1,423)
Depreciation, depletion and amortization	(3,335)	(432)	(3,767)
Impairment of oil and gas properties	(26)	(226)	(252)
Other operating expenses	(245)	(78)	(323)

Results before income taxes	22,526	165	22,691
Income tax expense	(7,658)	(242)	(7,900)

	14,868	(77)	14,791
Proportional interest in results of producing activities of non-consolidated companies	-	(38)	(38)

Results of operations (excluding corporate overhead and interest cost)	14,868	(115)	14,753

	Year ended December 31, 2006

	Brazil	International	Worldwide

Net operating revenues:
Sales to third parties	3,351	684	4,035
Intersegment (1)	31,171	1,830	33,001

	34,522	2,514	37,036
Production costs (2)	(11,761)	(949)	(12,710)
Exploration expenses	(501)	(434)	(935)
Depreciation, depletion and amortization	(2,166)	(309)	(2,475)
Impairment of oil and gas properties	(20)	(1)	(21)
Other operating expenses	(22)	(3)	(25)

Results before income taxes	20,052	818	20,870
Income tax expense	(6,818)	(279)	(7,097)

	13,234	539	13,773
Proportional interest in results of producing activities of non-consolidated companies	-	20	20
Results of operations (excluding corporate overhead and interest cost)	13,234	559	13,793

(1) Does not consider US$3,067 (US$2,213 for 2007 and US$1,216 for 2006) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ net operating revenues of US$59,024 (US$41,991 for 2007 and US$35,738 for 2006) for the segment of E&P Brazil (see Note 22).

(2) Does not consider US$3,111 (US$2,149 for 2007 and US$1,873 for 2006) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US$21,130 (US$15,147 for 2007 and US$13,634 for 2006) for the segment of E&P Brazil (see Note 22).

(iv) Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2008, 2007 and 2006 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities recoverable beyond the term of the concession or contract, or that may result from extensions of currently proved areas, or from application of secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes which are expected to be recovered as a result of future investments in drilling, re-equipping existing wells and installing facilities necessary to deliver the production from these reserves.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

	Oil (millions of barrels)				Gas (billions of cubic feet)				Combined Global Proved Reserves (MMboe)

	Brazil	International		Worldwide	Brazil	International		Worldwide

Worldwide net proved developed
and undeveloped reserves
Reserves at January 1, 2006	9,033.9	682.1	(1)	9,716.0	9,263.8	3,088.1	(1)	12,351.9	11,774.7
Interest loss in Venezuela	-	(240.5)		(240.5)	-	(171.2)		(171.2)	(269.0)
Revisions of previous estimates	463.4	(15.3)		448.1	322.1	(459.2)		(137.1)	425.3
Improved recovery	6.9	6.7		13.6	7.6	9.9		17.5	16.5
Acquisition of reserves	0.9	8.9		9.8	45.7	16.0		61.7	20.1
Sale of reserves	-	(4.5)		(4.5)	-	-		-	(4.5)
Extensions and discoveries	112.8	21.4		134.2	320.6	65.2		385.8	198.5
Production for the year	(616.0)	(42.6)		(658.6)	(532.9)	(209.8)		(742.7)	(782.4)

Reserves at December 31, 2006	9,001.9	416.2	(1)	9,418.1	9,426.9	2,339.0	(1)	11,765.9	11,379.1

	Oil (millions of barrels)			Gas (billions of cubic feet)			Combined Global Proved Reserves (MMboe)

	Brazil	International	Worldwide	Brazil	International	Worldwide

Revisions of previous estimates	675.2	(8.4)	666.8	470.7	115.4	586.1	764.5
Improved recovery	15.8	9.5	25.3	7.7	3.8	11.5	27.2
Acquisition of reserves	-	1.2	1.2	-	-	-	1.2
Sale of reserves	-	(1.2)	(1.2)	-	-	-	(1.2)
Extensions and discoveries	65.2	37.1	102.3	683.0	169.9	852.9	244.5
Production for the year	(619.6)	(40.1)	(659.7)	(510.0)	(226.6)	(736.6)	(782.5)

Reserves at December 31, 2007	9,138.5	414,3	9,552.8	10,078.3	2,401.5	12,479.8	11,632.8

Revisions of previous estimates	119.3	10.9	130.2	(248.3)	443.5	195.2	162.7
Improved recovery	29.8	-	29.8	7.5	-	7.5	31.1
Acquisition of reserves	-	12.3	12.3	-	-	-	12.3
Sale of reserves	-	(10.7)	(10.7)	-	123.1	123.1	9.8
Extensions and discoveries	74.7	1.5	76.2	113.5	39.2	152.7	101.7
Production for the year	(646.0)	(39.1)	(685.1)	(605.0)	(213.9)	(818.9)	(821.6)

Reserves at December 31, 2008	8,716.3	389,2	9,105.5	9,346.0	2,793.4	12,139.4	11,128.7

Proportional interest in net proved developed and undeveloped reserves of non-consolidated companies:
At December 31, 2006	-	65.7	65.7	-	77.3	77.3	78.58
At December 31, 2007	-	60.1	60.1	-	66.9	66.9	71.25

	Oil (millions of barrels)			Gas (billions of cubic feet)			Combined Global Proved Reserves (MMboe)

	Brazil	International	Worldwide	Brazil	International	Worldwide

At December 31, 2008	-	49.1	49.1	-	75.7	75.7	61.72
Net proved developed reserves:
At December 31, 2006	3,987.7	232.9	4,220.6	4,115.4	1,758.0	5,873.4	5,199.5
At December 31, 2007	5,249.7	209.6	5,459.3	4,635.0	1,741.4	6,376.4	6,562.9
At December 31, 2008	5,346.5	210.9	5,557.4	5,069.9	1,754.9	6,824.8	6,694.9
Proportional interest in proved
reserves of non-consolidated companies	-
At December 31, 2006	-	36.7	36.7		43.1	43.1	43,9
At December 31, 2007	-	33.4	33.4	-	44.2	44.2	40.8
at December 31, 2008		27.5	27.5	-	47.3	47.3	35.4

(1) Includes reserves of 48.7 million barrels of oil and 429.2 billions of cubic feet of gas in 2008 (110.0 million barrels of oil and 533.0 billions of cubic feet of gas in 2007; and 134.0 million barrels of oil and 504.8 billions of cubic feet of gas in 2006) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

(iv) Reserve quantities information (Continued)

During 2006, the decrease in reserves is related to revisions of previous estimates due to Bolivia and Venezuela new nationalization measures. The new regulation in Venezuela reduced our reserves as PDVSA became the main controller of the companies created to operate the fields with private companies. In Bolivia, due to new government regulations, occurred a decrease in the reserves. In Nigeria, the consortium in charge of Akpo field was constituted by Total, Petrobras and a Nigerian private company called Sapetro. The agreement underwritten by these companies established that Total and Petrobras carried the investment cost of the third part and it would be compensated in the future with Sapetro’s production/reserves.

Along 2006, Sapetro sold its participation to a Chinese oil company and, as part of this agreement, Petrobras and Total were reimbursed for their past carrying investments.

On December 31, 2008, the SEC issued its final rule, Modernization of Oil and Gas Reporting (Release Nos. 33-8995; 34-59192; FR-78). The final rule changes a number of oil and gas reserve definitions and disclosures requirements under SEC Regulations S-K and S-X.

The requirements introduced by its final rule are effective for the year ending December 31, 2009. The Company is currently evaluating the final rules and has not yet determined the overall impact to the Company proved reserve determinations.

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production in Brazil are computed by applying year-end prices based upon the Company’s internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Estimated future cash inflows from production related to the Company’s International segment are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indicators, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of Petrobras’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities involves uncertainty and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations.

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The arbitrary valuation prescribed under SFAS 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

	Brazil	International		Worldwide

At December 31, 2008
Future cash inflows	298,408	26,349		324,757
Future production costs	(163,427)	(7,036)		(170,463)
Future development costs	(41,063)	(3,196)		(44,259)
Future income tax expenses	(33,679)	(9,022)		(42,701)

Undiscounted future net cash flows	60,239	7,095		67,334

10 percent midyear annual discount for timing of estimated cash flows	(22,772)	(2,540)		(25,312)

Standardized measure of discounted future net cash flows	37,467	4,555	(*)	42,022

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of non-consolidated companies	-	240		240

At December 31, 2007
Future cash inflows	797,689	35,985		833,674
Future production costs	(273,130)	(8,563)		(281,693)
Future development costs	(35,697)	(3,265)		(38,962)
Future income tax expenses	(167,865)	(9,683)		(177,548)

Undiscounted future net cash flows	320,997	14,474		335,471

10 percent midyear annual discount for timing of estimated cash flows	(151,144)	(5,335)		(156,479)

Standardized measure of discounted future net cash flows	169,853	9,139	(*)	178,992

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of non-consolidated companies	-	792		792

	Brazil	International		Worldwide

At December 31, 2006
Future cash inflows	477,051	24,691		501,742
Future production costs	(175,483)	(5,726)		(181,209)
Future development costs	(30,185)	(2,679)		(32,864)
Future income tax expenses	(93,914)	(7,051)		(100,965)

Undiscounted future net cash flows	177,469	9,235		186,704

10 percent midyear annual discount for timing of estimated cash flows	(83,582)	(3,566)		(87,148)

Standardized measure of discounted future net cash flows	93,887	5,669	(*)	99,556

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of non-consolidated companies	-	472		472

(*) Includes US$937 in 2008 (US$1,462 in 2007 and US$1,338 in 2006) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide

	2008	2007	2006	2008	2007	2006	2008	2007	2006

Balance at January 1	169,853	93,887	100,477	9,139	5,669	8,899	178,992	99,556	109,376

Sales and transfers of oil and gas, net of production costs	(36,982)	(26,780)	(22,761)	(1,785)	(1,642)	(1,505)	(38,767)	(28,422)	(24,266)
Development costs incurred	11,744	7,928	6,022	1,587	1,132	817	13,331	9,060	6,839
Purchases of reserves	-	-	-	285	15	101	285	15	101
Sales of reserves	-	-	-	(85)	(16)	(105)	(85)	(16)	(105)
Extensions, discoveries and improved less related costs	1,018	3,995	2,509	50	1,902	494	1,068	5,897	3,003
Interest loss in Venezuela	-	-	-	-	-	(1,305)	-	-	(1,305)
Revisions of previous quantity estimates	634	15,356	10,373	1,518	677	(1,825)	2,152	16,033	8,548
Net changes in prices and production costs	(188,780)	113,403	(12,698)	(7,544)	2,658	(976)	(196,324)	116,061	(13,674)
Changes in future development costs	(8,576)	(6,524)	(5,274)	(1,027)	(866)	(749)	(9,603)	(7,390)	(6,023)
Accretion of discount	16,985	9,389	10,048	1,130	867	1,006	18,115	10,256	11,054
Net change in income taxes	71,571	(40,801)	5,191	1,287	(1,257)	817	72,858	(42,058)	6,008

Balance at December 31	37,467	169,853	93,887	4,555	9,139	5,669	42,022	178,992	99,556

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of non- consolidated companies	-	-	-	240	792	472	240	792	472

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.